SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003
_____

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2001,
              PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

REPORT

FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2001

A good quarter by any measure

Group results for the quarter …

- Headline earnings up 19% to $0.62 and 22% to R5.01 per share.
- Total cash costs down 4% to $185 per ounce.
- Bambanani and Tshepong will remain in AngloGold's portfolio.
- GoldAvenue Exchange goes live for gold trading.

… and for the half year

- Gold production down due to Elandsrand and Deelkraal sale.
- Total cash costs down 12% to $189 per ounce.
- Headline earnings down 11% with increased finance costs arising from acquisition of Geita and Morila.
- A dividend of R7.00 per share declared, giving a 5% annualised yield on a share price of R288.00 per share.

Regional operating results for the quarter

SOUTH AFRICA

- Key operations exceeded production and cost targets.
- Gold production up (excluding Elandsrand and Deelkraal sale).
- Total cash costs down 1% to R50,120 per kilogram (4% to $194 per ounce).
- Operating profit marginally lower on flat received price and increased retrenchment costs.

AFRICA

- Another very good quarter.
- Gold production up 9%.
- Total cash costs 2% down to $121 per ounce.
- Operating profit up 29% to $22 million.
- ISO 14001 environmental accreditation for Geita.

NORTH AMERICA

- Gold production up 4%.
- Total cash costs down 4% to $202 per ounce.
- Operating profit up 28% to $6 million.

SOUTH AMERICA

- Gold production slightly down.
- Total cash costs down 4% to $141 per ounce, following cost cuts and devaluation of Brazilian Real.

AUSTRALIA

- Gold production down 11% partly due to Sunrise Dam plant commissioning.
- Production drop matched by cost containment, leaving total cash costs down 3% at $195 per ounce, and steady in A$ terms.

		Quarter ended Jun 2001	Quarter ended Mar 2001	Six months ended Jun 2001	Six months ended Jun 2000	Quarter ended Jun 2001	Quarter ended Mar 2001	Six months ended Jun 2001	Six months ended Jun 2000
		Rand/Metric				Dollar/Imperial			
Gold									
Produced -	- kg/oz 000	**53,915**	54,377	**108,292**	110,466	**1,733**	1,749	**3,482**	3,551
Revenue -	- R/kg/$/oz sold	**73,578**	74,133	**73,850**	65,096	**285**	295	**290**	308
Total cash costs	- R/kg/$/oz produced	**47,663**	48,457	**48,061**	45,165	**185**	193	**189**	214
Total production costs	- R/kg/$/oz produced	**57,079**	57,537	**57,309**	51,891	**221**	229	**225**	245
Operating profit	- R/$ million	**965**	894	**1,859**	1,570	**120**	114	**234**	237
Net capital expenditure	- R/$ million	**576**	535	**1,111**	633	**72**	68	**140**	96
Net profit	- R/$ million	**509**	337	**846**	854	**63**	43	**106**	128
Net earnings (basic)	- cents per share	**475**	315	**790**	799	**59**	40	**99**	120
Headline earnings	- cents per share	**538**	409	**947**	859	**67**	52	**119**	129
Headline earnings before unrealised hedging activities	**- cents per share**	**501**	410	**911**	859	**62**	52	**114**	129
Dividends	- cents per share			**700**	750			**85**	102

Certain forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Throughout this document, $ refers to US dollars, unless otherwise stated.



Published by AngloGold

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND DEPUTY CHAIRMAN

Dear Shareholder,

Overall performance

The results reported for the June quarter reflect a strong performance, with operating profit of $120 million, net profit of $63 million, and headline earnings of $66 million (excluding the unrealised gain on hedging activities) – all improvements on the previous quarter. This commendable financial performance comes despite slightly reduced gold production and a lower received gold price. Decreased finance costs resulting from the competitive re-financing of existing debt and from lower interest charges contributed to the quarter-on-quarter earnings increase. Performance for the six months to June 2001 is equally pleasing.

The quarter saw a good operating performance across all five regions, with AngloGold producing 1.7 million ounces of gold at total cash costs of $185 per ounce, and total production costs of $221 per ounce. For the six months ended June 2001, the company produced 3.5 million ounces of gold at total cash costs of $189 per ounce and total production costs of $225 per ounce.

In South Africa, the key operations are producing at or above expectations, with particularly good performances at Great Noligwa, Tshepong, Savuka and TauTona and continuing improvements at Bambanani. While Mponeng continues to underperform, this is expected to improve incrementally during the second half of the year, as new raise lines become available. A decision has been taken to place Joel's South shaft in an orderly closure mode, while the drilling project at North shaft continues. However, should a value-adding offer to purchase Joel be received, this would be considered. Consequent on improved operational performance, and in the absence of offers that exceed AngloGold's valuation of certain of the Free State assets, the board has decided to withdraw the cautionary notice published in November last year in respect of the potential sale of some of its Free State operations.

The Africa region had another excellent quarter, improving on its performance in the first quarter. The region produced 211,000 attributable ounces, with total cash costs 2% lower at $121 per ounce, and operating profit 29% higher at $22 million. Yatela produced its first gold on 9 May 2001, one month ahead of schedule and $2 million below construction budget.

In North America, gold production increased by 4% to 130,000 ounces, operating earnings improved by 28%, while total cash costs decreased by 4% to $202 per ounce. Gold production at AngloGold's South American operations was 1% lower than the previous quarter at 106,000 ounces, while total cash costs were 4% down at $141 per ounce, as a result of continuing cost-cutting and currency devaluation. Australia saw production decline by 11% to 118,000 ounces, while total cash costs decreased by 3% to $195 per ounce, holding steady in local currency terms at A$379 per ounce.

AngloGold's strategy to reduce risk through geographic and orebody diversification continues to deliver benefits. For the quarter, production from outside South Africa, principally from low-cost, surface and shallow mines, grew to 33%, operating profits to 41%, EBITDA to 51% and cash earnings to 57%. The company's ongoing major capital projects, in South Africa at Mponeng and TauTona, in Australia at Sunrise Dam, and at the Cripple Creek & Victor joint venture in Colorado, are all progressing well and within budget.

An equally pleasing aspect of this quarter has been GoldAvenue's business-to-business website, GAExchange (www.gaexchange.com), which went live in June, offering bullion products directly to regional banks for jewellery fabrication industries in Italy. This will be extended to other countries through the remainder of 2001, with GoldAvenue's business-to-consumer gold jewellery venture targeting an initial product offering by year-end.

We are very satisfied with the wage agreement reached with the National Union of Mineworkers (NUM) last week. This deal locks in a two-year contract which is consistent with our goals of improving skills and productivity, especially for production crews. The net effect of this wage agreement on our bottom line is within the planning and performance parameters we have set for our South African business units.

Dividend

We are pleased to announce an interim dividend for the half year of R7.00, representing an annualised dividend yield of 5% on Friday, 27 July 2001 closing share price of R288.00.

Changes in the board of directors

Following his appointment as Chairman of South African Airways, Don Ncube has sadly resigned from the AngloGold board. His presence will be sorely missed. A replacement has not yet been appointed. Mike King and James Campbell have also resigned from the board, following their departures from Anglo American. They will be replaced by Bill Nairn and Tony Lea.

BOBBY GODSELL
*Chairman and Chief
Executive Officer*

RUSSELL EDEY
Deputy Chairman

30 July 2001

OPERATING AND FINANCIAL REVIEW

OVERVIEW

AngloGold's operating profit for the quarter ended 30 June 2001 increased by 5% to $120 million. Headline earnings (excluding unrealised gains from hedging) rose by 19% to $66 million ($0.62 per share or $0.31 per ADR). Reduced finance costs resulting from the re-financing of existing debt and from lower interest charges contributed to the quarter-on-quarter earnings increase. The received gold price for the period declined by 3% to $285 per ounce. Gold production decreased by only 16,000 ounces (1%) to 1.73 million ounces, despite the loss of 33,000 ounces arising from the disposal of Deelkraal and Elandsrand between the March and June quarters. Total cash costs were down by 4% to $185 per ounce and total production costs decreased by 3% to $221 per ounce.

In the absence of an offer from a third party which exceeds AngloGold's valuation of the Bambanani and Tshepong operations in the Free State and, in light of the fact that both of these mines are performing according to plan, it has been decided to withdraw the cautionary notice published in November last year in respect of some of its Free State operations.

It has been decided to place Joel South shaft in an orderly closure mode and it will be closed by the end of 2001, unless a reasonable offer to purchase Joel is received. In the interim, drilling at Joel North shaft will continue. Similarly, Matjhabeng's Eland shaft will be closed by the end of this year.

For the six months ended June 2001, gold production decreased by 69,000 ounces, or 2%, to 3.5 million ounces compared to the first six months of 2000, as a result of the disposal of Elandsrand and Deelkraal, which together produced 277,000 ounces in the first half of 2000. This, however, was partially offset by production from Morila and Geita. Total cash and production costs decreased by 12% and 8% to $189 per ounce and $225 per ounce respectively. Operating profits were down by 1% to $234 million for the half-year. Headline earnings before unrealised gain from hedging decreased by 11% to $122 million due to the increase in interest paid during the first half of this year arising from the acquisition of Geita and Morila. Retrenchment costs increased from $6 million in the first half of 2000 to $16 million in the first six months of 2001.

Agreement was reached last week with the National Union of Mineworkers (NUM) on wages and other conditions of employment for the next two years. The terms of the agreement provide for the salaries of the lowest-paid employees (Category 3) to be increased by 9% from 1 July 2001 and for the salaries of all other employees covered by the agreement to be increased by 8% from that date.

With effect from 1 July 2002, the minimum salary for Category 3 underground employees will be increased to R2,000 per month, while the salaries of Category 3 surface employees (the company's lowest-paid employees), will be increased by 10%. The salaries of all other employees covered by the agreement will be increased by 7.5%, with a further 0.5% increase to take effect from 1 January 2003.

The agreement provides for increases to annual leave and for the introduction of an ill-health retirement benefit through the Mineworkers' Provident Fund.

SOUTH AFRICA

Overall performance

The operating performance of the region continued to meet production and cost expectations for another quarter, with gold production, total cash costs, and operating profit all steady for the June 2001 quarter.

While the sale and final transfer of Elandsrand and Deelkraal reduced production by 1,037 kilograms, gold output for the remainder of the region actually increased by 386 kilograms to 36,341 kilograms (1.17 million ounces). The received gold price was unchanged at R72,355 per kilogram (though marginally lower in dollar terms, at $280 per ounce). Reflecting management's commitment to containing operating costs, total cash costs were down 1% to R50,120 per kilogram (and 4% in dollar terms to $194 per ounce). Operating profit decreased marginally by 2% as a result of higher retrenchment costs.

Mine performance

At **Great Noligwa**, despite a 2% improvement in total cash costs to R34,398 per kilogram – a remarkable $133 per ounce – higher productivity and a 7% increase in recovered grade, operating profit was down 3% to R262 million ($33 million) due to a movement in gold inventory. Following an exceptional first three months, gold production at **Kopanang** was 3% lower than the first quarter at 3,820 kilograms (123,000 ounces) due to reduced grade, as anticipated. Production was nevertheless well above target, as was operating profit, at R61 million ($8 million). Kopanang reached a very important safety milestone during the quarter when it achieved 1 million fatality-free shifts. It also reported a 38% reduction in its lost-time injury frequency (LTIF) rate. Gold production at **Tau Lekoa** was steady at 2,383 kilograms (76,000 ounces). Total cash costs, however, rose by some 6% in rand terms (4% in dollars) as a result of non-recurring infrastructure maintenance. This had the effect of reducing operating profit by 40% to R20 million ($3 million).

Gold production at **TauTona** increased 4% to 4,870 kilograms (157,000 ounces). Total cash costs were slightly higher at R42,229 per kilogram, largely due to winder maintenance. In dollar terms, total cash costs reduced slightly to $164 per ounce. Operating profit improved by 28% to R144 million ($18 million). Following a disappointing performance in the first three months of the year, **Savuka** had a good second quarter. Volume mined increased by 11% and gold produced by 14% to 2,016 kilograms (65,000 ounces) while total cash costs decreased by 5% to R63,636 per kilogram ($246 per ounce). Lack of mineable face length continues to impact production at **Mponeng**. This was compounded when blasting was held up during rescue operations following a fall of ground in May. These problems led to a 4% decrease in gold production for the quarter, to 2,453 kilograms (79,000 ounces), an 11% increase in total cash costs (or 8% in dollar terms) and an operating loss of R38 million ($5 million). As previously reported, the mine will move incrementally towards improved production during the second half of the year as the new raise lines referred to in the March quarter's report become available.

The performance of **Bambanani** continues to improve, despite the effect on production and costs of a transformer fire on 58 level during April. Production increased by 10% on the first quarter and total cash costs were 2% lower at R60,185 per kilogram ($233 per ounce). **Tshepong's** performance continues to impress. Gold production increased 17% (following a similar quarter-on-quarter improvement in the first three months). Total cash costs were 11% down to R44,579 per kilogram ($173 per ounce) and operating profit was 13% higher than the previous quarter at R55 million ($7 million). At **Matjhabeng**, the planned closure of the Sable shaft and the early closure of the Nyala shaft during the quarter led to a 16% decline in gold production to 1,440 kilograms (46,000 ounces). Total cash costs decreased by 15% to R60,344 per kilogram ($234 per ounce) and the operating loss for the quarter was reduced from R30 million ($4 million) to R25 million ($3 million). The remaining Eland shaft will be sold or managed to closure by the end of the year. Despite a better quarter at **Joel**, with a reduced operating loss of R18 million ($2 million), from R32 million ($4 million) in the March quarter, the mine continues to be uneconomic.

At **Ergo**, gold production decreased by 17% to 2,368 kilograms (76,000 ounces) off an exceptional performance last quarter.

AFRICA

Overall performance

The region had another good quarter in all respects, improving on its performance in the first quarter. Production was 211,000 attributable ounces, an increase of 9% on the previous quarter, at a total cash cost of $121 per ounce. Operating profit was 29% higher at $22 million.

Despite three of the five operations in the region being less than one year old, accelerated safety focus at the new operations has resulted in the region recording a LTIF rate of 1.77.

Mine performance

A steady performance during the quarter at **Sadiola** (38% attributable) resulted in a 5% increase in gold production to 52,000 attributable ounces and a reduction in total cash costs of 4% to $125 per ounce. The mine has remained accident-free for the year to date.

Yatela (40% attributable) produced its first gold on 9 May 2001, a month ahead of schedule and $2 million below construction budget. Contractor demobilisation is complete, and the mine is in the process of a production build-up under the new management and a team of permanent employees. Total attributable gold production for the quarter was 8,000 ounces and has been credited to pre-production capital. Production and cost statistics will be included in the operating results from the third quarter.

Morila (40% attributable) sustained its good production performance despite power interruptions during the quarter. Power generation problems have been overcome and production for the quarter increased by 3% to 65,000 attributable ounces. Total cash costs, at $100 per ounce, were up 11% on the previous quarter. This increase in the unit cost was due to a reduction in the proportion of high-grade soft oxide material treated to lower-grade sulphide material. Recovered grade was 18% down on the previous quarter. Safety results for the mine are commendable with a progressive LTIF rate of 1.36.

The mine is currently undergoing a 90-day completion review in terms of its project finance arrangements with positive results to date.

Geita (50% attributable) continues to perform exceptionally well. Increased plant throughput resulted in production of 72,000 attributable ounces for the quarter, an improvement of 19% on the previous quarter. Total cash costs of $133 per ounce were 6% lower than the previous quarter. Operating profit for the quarter rose by 53% to $7 million.

The mine has received ISO 14001 environmental accreditation, a significant achievement 12 months after first gold production. Safety on the mine remains impressive with no accidents recorded for the quarter.

Navachab maintained its trend of continued improvement. Production increased by 7% to 22,000 ounces and total cash costs for the quarter were $162 per ounce, a 7% decrease on the previous quarter. The mine had three lost time injuries for the quarter.

NORTH AMERICA

Overall performance

Gold production from these operations increased by 4% in the second quarter. Operating profit rose by 28% during the same period as a result of higher production despite lower realised gold price. Total cash costs for the period decreased by 4% to $202 per ounce.

Mine performance

At **Jerritt Canyon** (70% attributable), the second quarter's production of 73,000 ounces was 3% less than the first quarter as a result of decreased Cortez tonnage. Total tonnage processed in the second quarter was approximately 3% down on the first quarter. Total cash costs for the second quarter were $217 per ounce, 6% lower than the first quarter, due to reduced volumes of purchased Cortez ore.

Production at **Cripple Creek & Victor** (CC&V) (67% attributable – see Note 5 on Page 10) was 57,000 ounces, 13% higher than first quarter levels. Total cash costs were $177 per ounce in the second quarter, a rise of 5% on the first quarter due to increased tonnage mined in the second quarter.

SOUTH AMERICA

Overall performance

In this region, gold production was 1% lower than the previous quarter at 106,000 ounces. Total cash costs for the quarter were 4% down on the previous quarter at $141 per ounce, as a result of the continuing cost-cutting programme across the region and positive effects at Morro Velho and Serra Grande from the devaluation of the Brazilian Real.

Mine performance

The reduced gold production for the quarter was due to a 10% decrease in production at **Cerro Vanguardia** (46.25% attributable) as a result of lower than expected grade. This reduction was partially offset by a 3% increase in production at **Morro Velho**, due to an additional 1,900 ounces from the Nova Lima plant clean-up, as well as a 3% improvement in production from **Serra Grande** (50% attributable) due to increased tonnage treated.

At Cerro Vanguardia, the improving safety trend noted in previous quarters continues and Serra Grande remains below the Ontario benchmark. There was, however, an accident at Morro Velho's Mina Velha, which claimed the lives of two employees. A complete review of procedures, focusing on total risk management, is being carried out throughout the region.

AUSTRALIA

Overall performance

Production for the quarter of 118,000 ounces was 11% below output in the March quarter, in part due to commissioning of the expanded Sunrise Dam plant. The lower production was, however, matched by reductions in cash expenditure at the mines, which allowed for a 3% decrease in total cash to $195 per ounce, holding steady in local currency terms at A$379 per ounce.

The high-value forward contracts, which matured last quarter, could not be replicated in the current quarter, resulting in a fall in the average realised price from A$594 per ounce to A$520 per ounce.

Mine performance

At **Sunrise Dam** the expansion of the plant to bring the throughput capacity to 2.5 million tonnes a year of fresh ore was completed one month ahead of schedule and within the approved budget of A$46 million. The plant's subsequent performance has indicated that throughput rates in excess of the design capacity will be possible with minimal additional capital expenditure. The major cutback of the open pit is continuing and will be completed during the fourth quarter. Although output of 68,000 ounces was higher than planned, it was, as anticipated, still 9% below the March quarter. The restricted plant throughputs and use of lower-grade ore during the commissioning phase resulted in a 12% increase in total cash costs relative to the previous quarter, but these remain extremely competitive at $148 per ounce (A$288 per ounce).

The performance of **Union Reefs** during the second quarter was disappointing. Poor mining rates caused by equipment unavailability, lack of access to the main Crosscourse pit and the failure of satellite orebodies to yield anticipated grades, all contributed to a 25% fall in production to 23,000 ounces. With these difficulties pushing total cash costs up to $269 per ounce (A$524 per ounce), a review of the mine's operations has been undertaken to ensure a more stable performance for the remainder of the year. Because of the limited future value of the mine, possible disposal options are being considered.

Although the current **Boddington** (33% attributable) oxide operation is nearing completion and mining is restricted to remnant ore blocks, production has improved marginally to 20,000 ounces (compared to 19,000 ounces in March). However, the mining costs associated with accessing the remaining small volume ore blocks has pushed total cash costs up by 4% to $215 per ounce (A$417 per ounce). It is now anticipated that the oxide operation will cease at the end of the third quarter and the plant will be placed on care and maintenance pending the commencement of the Boddington

Expansion Project. Progress is being made on the transfer of management of both the Boddington mine and its expansion, to the Boddington Gold Mine joint venture partners.

The unusually heavy rains experienced during the first quarter have resulted in restricted pit access and a major loss of reserves at the **Tanami** (40% attributable) mine. As a result, mining was terminated at the end of June and processing will cease during the third quarter when stockpiles will be exhausted. Production during the June quarter slipped a further 15% to 7,000 ounces, however with the restricted mining activity, total cash costs fell dramatically to $193 per ounce (A$370 per ounce) from $423 per ounce (A$805 per ounce) in the March quarter. AngloGold is examining its future options in respect of the Tanami district joint ventures.

GOLD MARKET

The spot gold market was more active (and stronger) in the second quarter of 2001 than it had been in the first quarter of the year. The closing spot price of $271 per ounce was $15 above the opening price for the quarter, and the average price for the period was $5 per ounce higher. These average figures conceal substantial price volatility for much of the quarter, which saw a price range of over $40 per ounce, touching on a brief high around $298 per ounce in mid-May. The strength of the market was unfortunately not sustained evenly through the period and the quarter ended with the price softening below $270 per ounce to settle around its current level of $266 per ounce.

Foreign exchange markets continued to be active. The Australian dollar strengthened more than 11% against the US dollar during May from its oversold low of A$0.4777 against the US unit, but the US dollar rallied towards the end of the quarter and finished strongly, with both the euro and the rand at their lows for the quarter. Overall, the rand remained under pressure for most of the period, averaging R8.03 to the US dollar, or almost 3% weaker than the first quarter average exchange rate of R7.83. Since the end of the quarter, the dollar has rallied further, pushing the rand to a record low against the US currency of R8.35. These moves have translated again to local price support for South African gold producers, and the spot price of gold in South Africa averaged R69,160 per kilogram – more than 4% better than the local average spot price for the first quarter of 2001.

The rally in the gold price this quarter was driven strongly by reaction to developments in the US economy, and the correction in the price since then is linked directly to a moderation of those views, and to a reassertion of the strength of the US dollar in the latter half of the quarter.

The gold price was well supported early in the quarter by the ongoing tightness in short term gold lease rates, which continued to squeeze speculators holding short positions. This tightness saw the gold price firm steadily through to mid-

May, as the net short position on the New York Comex reduced by half from the beginning of April. The announcement by the United States Federal Reserve on 15 May of their fifth cut this year of 0.5% in the Federal Fund Rate in as many months, triggered fears of a revival of inflation in the US economy, and some investors moved swiftly to buy gold futures, particularly on the New York Comex. These fears were encouraged by the reported pick-up in consumer inflation rate to 3.3% in April and by the continued strength of US consumer spending in the first quarter of the year, notwithstanding slowing in other critical areas of the US economy. This buying moved the open position on the Comex from net 160 tons short at the beginning of the quarter to a peak net long position equal to some 134 tons of gold at the end of May, and with it, the spot gold price to a high of $298 per ounce.

Since then, investors have become more sanguine about inflation in the USA and have steadily reduced their long positions in gold. The surge in the inflation rate earlier this year was driven materially by energy cost increases, and this influence appears to be both a singular event, and one that looks increasingly likely to retrace itself at least in part in the year ahead. Looking to the future, it would seem that deflationary pressures are more likely to prevail, with production and retail overcapacity hanging over the economy from the capital expenditure boom of the 1990s. This is not to say that there will not be price pressures in some sectors, but the overall equation will be settled by the absence of real price pressures or price leverage in consumer goods. This absence of price pressure will be compounded, sooner or later, by weaker consumer demand.

Notwithstanding receding fears of US inflation, and a stronger US dollar at the end of the quarter, gold has not given up all of its gains from the quarter. Investors and speculators on the New York Comex remain net long to the extent of some 1 million ounces, and the price seems well supported in the mid-$260s.

Of concern for the immediate future is the fact that the market is about to enter a traditionally quiet period, particularly for physical demand. There is also some danger that gold demand for jewellery in the developed markets might well be softer during the second half of the year due to a generally slowing down in the economy. As we have noted before, physical demand also remains price sensitive – increasingly so in some important markets. Spot price increases such as those, which occurred during the past quarter, translate very quickly into lower or no physical demand for gold.

This important element in the supply/ demand equation for the metal was reinforced during the price rally in May, where normal physical demand subsided, and there was significant flow back of selling in Hong Kong by the Chinese gold jewellery industry. However, news from the Indian market is encouraging, and there should be good reason to expect firm offtake from that important market once the monsoon season has passed.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 30 JUNE 2001

As at 30 June 2001, the group had outstanding the following net forward-pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 8.05 available on 30 June 2001.

	Kilograms Sold	Forward Price R per kg	Forward Price $ per oz	Ounces Sold '000
12 Months ending				
31 December 2001	98,008	R76,552	$292	3,151
2002	113,509	R81,618	$299	3,649
2003	83,706	R86,722	$303	2,691
2004	58,183	R92,690	$311	1,871
2005	46,016	R105,787	$340	1,479
January 2006 – December 2010	106,582	R116,794	$333	3,427
	506,004	R92,361	$310	16,268

The marked-to-market value of all hedge transactions making up the hedge positions in the above table was a positive R1,367 million ($170 million) as at 30 June 2001. The value was based on a gold price of $270.60 per ounce, exchange rates of R/$8.05 and $/A$ 0.5088 and the prevailing market interest rates and volatilities at the time.

As at 30 July 2001, the marked-to-market value of the hedge book was a positive R2,011 million ($245 million) based on a gold price of $266.70 per ounce and exchange rates of $/R8.21 and A$/$0.5059 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 30 June 2001
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2001.

ANGLOGOLD HEDGE POSITION AS AT 30 JUNE 2001

Year		2001	2002	2003	2004	2005	2006-2010	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	44,554	48,058	47,197	38,383	29,923	75,708	283,823
	$ per oz	$301	$311	$313	$314	$323	$342	$319
Put Options Purchased	Amount (kg)	15,030	3,893	5,808	2,662	757	1,291	29,442
	$ per oz	$292	$383	$352	$390	$291	$291	$325
	*Delta (kg)	8,877	3,551	4,587	2,019	261	364	19,659
Put Options Sold	Amount (kg)	2,799						2,799
	$ per oz	$268						$268
	*Delta (kg)	890						890
Call Options Purchased	Amount (kg)	19,213	5,407	667	572			25,859
	$ per oz	$296	$297	$350	$360			$299
	*Delta (kg)	4,434	1,703	128	150			6,415
Call Options Sold	Amount (kg)	61,049	21,216	10,463	3,303	1,704	2,233	99,969
	$ per oz	$304	$349	$372	$342	$358	$338	$324
	*Delta (kg)	10,883	1,852	1,563	1,153	625	1,227	17,303
RAND GOLD								
Forward Contracts	Amount (kg)	27,715	40,856	15,402	10,311	9,700	15,433	119,416
	Rand per kg	R75,524	R78,253	R83,133	R89,067	R120,396	R130,557	R89,366
Put Options Purchased	Amount (kg)	2,022						2,022
	Rand per kg	R70,473						R70,473
	*Delta (kg)	750						750
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Sold	Amount (kg)	12,144	14,357	4,519	1,875	3,119	1,875	37,888
	Rand per kg	R79,484	R87,003	R93,766	R93,603	R125,774	R93,603	R89,244
	*Delta (kg)	2,295	3,722	1,439	1,024	1,276	1,399	11,155
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	7,103	16,485	13,841	5,443	6,221	31,726	80,818
	A$ per oz	A$562	A$576	A$538	A$542	A$665	A$598	A$581
Call Options Purchased	Amount (kg)	3,966	6,687	778		4,665	31,725	47,821
	A$ per oz	A$711	A$728	A$703		A$704	A$684	A$694
	*Delta (kg)	159	1,148	195		1,989	19,275	22,766
Call Options Sold	Amount (kg)	1,866	3,732					5,599
	A$ per oz	A$524	A$554					A$544
	*Delta (kg)	1,315	1,836					3,151
RAND DOLLAR (000)								
Forward Contracts	Amount ($)	92,260	20,000					112,260
	ZAR per $	R 7.55	R 6.48					R 7.36
Put Options Purchased	Amount ($)	240,000	65,000					305,000
	ZAR per $	R 7.56	R 8.10					R 7.67
	*Delta ($)	17,875	20,061					37,936
Put Options Sold	Amount ($)	30,000						30,000
	ZAR per $	R 7.66						R 7.66
	*Delta ($)	1,901						1,901
Call Options Purchased	Amount ($)	45,300	5,450					50,750
	ZAR per $	R 7.80	R 6.48					R 7.66
	*Delta ($)	31,130	5,440					36,570
Call Options Sold	Amount ($)	280,670	98,450	8,000				387,120
	ZAR per $	R 8.50	R 8.50	R 6.94				R 8.47
	*Delta ($)	81,223	42,530	7,348				131,102
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	34,161	43,748	29,428				107,336
	$ per A$	A$.68	A$.58	A$.59				A$.62

NOTES

1. The results included herein for the quarter and six months ended 30 June 2001, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

2. During the quarter, 125,050 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 June 2001 to 107,167,837.

3. In terms of an agreement signed with African Rainbow Minerals (Proprietary) Limited (formerly African Rainbow Minerals & Exploration (Proprietary) Limited) ("ARM") in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40% of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. AngloGold has now entered into an agreement with ARM whereby ARM will take over the operations at No. 2 Shaft Vaal River Operations and mine entirely for its own account and acquire all the assets relating to that shaft, with effect from 1 July 2001, for the sum of R10 million.

4. Orders placed and outstanding on capital contracts as at 30 June 2001 totalled R1,111.7 million (31 March 2001: R966.4 million), equivalent to $138.2 million (31 March 2001: $120.6 million) at the rate of exchange ruling on that date.

5. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

6. **Withdrawal of cautionary announcement**

   In the absence of offers that exceed AngloGold's valuation of certain of its Free State assets, the board has decided to withdraw the cautionary announcement as published on 27 November, and renewed on 19 December 2000, 30 January, 14 March, 30 April and 11 June 2001. Accordingly, shareholders are advised that caution need no longer be exercised when dealing in AngloGold shares.

7. At the annual general meeting of shareholders held on 25 April 2001, shareholders approved the amendments to the AngloGold Share Incentive Scheme. In terms of this authority, 428,600 debentures at an average issue price of R 243.14 per debenture were cancelled, in exchange for 428,600 options to acquire shares in the company being granted at an average strike price of R 243.14 per share.

8. **STRATE**

   Shareholders were originally advised that Monday, 3 September 2001 was the date scheduled for the company to be officially transferred to the new STRATE (**S**hare **TRA**nsactions **T**otally **E**lectronic) system of electronic settlement on the JSE Securities Exchange South Africa (JSE).

   Subsequently, the company has been informed that its shares will be dematerialised with effect from 15 October 2001, with electronic trading and settlement commencing on 5 November 2001 and 12 November 2001 respectively. Consequently, the company's share certificates will no longer be good for delivery in respect of transactions entered into on the JSE on or after Monday, 5 November 2001.

   A letter containing further detailed information relating to STRATE and the dematerialisation process has been included with this quarterly report posted to shareholders with registered addresses recorded in the company's South African register of members, being the shareholders most likely to trade their shares on the JSE. Copies of the letter are also available from the offices of the company's share registrars, United Kingdom Secretaries and the investor relations contacts whose details, along with the website address, appear at the end of this report.

9. **Dividend**

The directors have today declared Interim Dividend No. 90 of 700 (2000: 750) South African cents per ordinary share for the six months ended 30 June 2001. Payment details are as follows:

To registered holders of ordinary shares

	South African, United Kingdom and Australian share registers
	2001
Ex-dividend date	Monday, 20 August
Last day to register for dividend and for change of address or dividend instruction	Friday, 24 August
Record date	Friday, 24 August
Currency conversion date for UK pounds and Australian dollars	Tuesday, 28 August
Dividend cheques posted	Thursday, 27 September
Payment date of dividend (includes Electronic Funds Transfers)	Friday, 28 September

To holders of American Depositary Shares

(Each American Depositary Share (ADS) represents one-half of an ordinary share)

	2001
Ex-dividend on New York Stock Exchange	Wednesday, 22 August
Record date	Friday, 24 August
Approximate date for currency conversion into US dollars	Friday, 28 September
Approximate payment date of dividend	Tuesday, 9 October

For illustrative purposes, the dividend payable on an ADS was equivalent to 42.63 US cents at the rate of exchange ruling on Monday, 30 July 2001 (2000: 51.06 US cents per ADS).

By order of the board

R M GODSELL
Chairman and Chief Executive Officer

R P EDEY
Deputy Chairman

30 July 2001

GROUP OPERATING RESULTS

Issued Capital: 107,167,837 ordinary shares of 50 cents each
                   2,000,000 A redeemable preference shares
                   778,896 B redeemable preference shares
                   All the preference shares are held by a wholly owned subsidiary company
Weighted average: 107,041,537 ordinary shares in issue

Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Six months ended June 2000
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	4,462	4,629	9,091	10,472
		- waste	-	2	2	124
		- total	4,462	4,631	9,093	10,596
Yield	- g/t	- reef	8.29	7.99	8.14	8.04
		- waste	-	1.00	1.00	0.63
		- average	8.29	7.98	8.14	7.95
Gold produced	- kg	- reef	37,008	36,974	73,982	84,194
		- waste	-	2	2	78
		- total	37,008	36,976	73,984	84,272
PRODUCTIVITY						
g/employee		- target	218	204	211	206
		- actual	215	197	206	189
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		12,584	13,483	26,067	25,839
Yield	- g/t		0.31	0.34	0.32	0.31
Gold produced	- kg		3,902	4,539	8,441	8,001
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		20,424	18,383	38,807	24,367
Stripping ratio *			2.03	1.69	1.86	1.12
Tonnes treated	- 000		6,739	6,843	13,582	11,493
Yield	- g/t		1.93	1.88	1.90	1.58
Gold produced	- kg		13,005	12,862	25,867	18,193
TOTAL						
Gold produced	- kg		53,915	54,377	108,292	110,466
Gold sold	- kg		55,019	52,985	108,004	110,592
Revenue	- R/kg sold		73,578	74,133	73,850	65,096
Total cash costs	- R/kg produced		47,663	48,457	48,061	45,165
Total production costs	- R/kg produced		57,079	57,537	57,309	51,891
CAPITAL EXPENDITURE						
	- mining direct		512.9	416.3	929.2	588.3
	- other		76.2	118.9	195.1	54.7
	- recoupments		(13.3)	(0.3)	(13.6)	(10.0)
Net capital expenditure			575.8	534.9	1,110.7	633.0

 * Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

GROUP OPERATING RESULTS

Issued Capital: 107,167,837 ordinary shares of 50 cents each
                   2,000,000 A redeemable preference shares
                   778,896 B redeemable preference shares
                   All the preference shares are held by a wholly owned subsidiary company
Weighted average: 107,041,537 ordinary shares in issue

Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Six months ended June 2000
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	4,919	5,103	10,022	11,543
		- waste	-	2	2	136
		- total	4,919	5,105	10,024	11,679
Yield	- oz/t	- reef	0.242	0.233	0.237	0.235
		- waste	-	-	-	0.015
		- average	0.242	0.233	0.237	0.232
Gold produced	- oz 000	- reef	1,190	1,189	2,379	2,707
		- waste	-	-	-	2
		- total	1,190	1,189	2,379	2,709
PRODUCTIVITY						
oz/employee		- target	7.01	6.57	6.78	6.63
		- actual	6.92	6.35	6.62	6.07
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		13,871	14,862	28,733	28,482
Yield	- oz/t		0.009	0.010	0.009	0.009
Gold produced	- oz 000		125	146	271	257
OPEN-PIT OPERATIONS						
Tons mined	- 000		22,514	20,263	42,777	26,860
Stripping ratio *			2.03	1.69	1.86	1.12
Tons treated	- 000		7,428	7,544	14,972	12,668
Yield	- oz/t		0.056	0.055	0.056	0.046
Gold produced	- oz 000		418	414	832	585
TOTAL						
Gold produced	- oz 000		1,733	1,749	3,482	3,551
Gold sold	- oz 000		1,769	1,703	3,472	3,556
Revenue	- $/oz sold		285	295	290	308
Total cash costs	- $/ounce produced		185	193	189	214
Total production costs	- $/ounce produced		221	229	225	245
Rand/US Dollar average exchange rate			8.03	7.83	7.93	6.58
CAPITAL EXPENDITURE						
	- mining direct		63.8	53.3	117.1	88.9
	- other		9.5	15.1	24.6	8.3
	- recoupments		(1.6)	-	(1.6)	(1.5)
Net capital expenditure			71.7	68.4	140.1	95.7

 * Stripping ratio = (tons mined - tons treated) / tons treated

GROUP INCOME STATEMENT

SA Rand million	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Six months ended June 2000
Gold income	4,105.9	3,985.4	8,091.3	7,303.0
Cost of sales	(3,140.4)	(3,091.6)	(6,232.0)	(5,733.5)
Cash operating costs	2,517.5	2,599.0	5,116.5	4,975.9
Other cash costs	67.4	51.9	119.3	56.9
Total cash costs	2,584.9	2,650.9	5,235.8	5,032.8
Retrenchment costs	77.3	50.0	127.3	40.6
Rehabilitation and other non-cash costs	8.5	12.1	20.6	16.5
Production costs	2,670.7	2,713.0	5,383.7	5,089.9
Amortisation of mining assets	437.4	446.5	883.9	712.8
Total production costs	3,108.1	3,159.5	6,267.6	5,802.7
Inventory change	32.3	(67.9)	(35.6)	(69.2)
Operating profit	965.5	893.8	1,859.3	1,569.5
Corporate administration and other expenses	(44.0)	(44.7)	(88.7)	(80.3)
Market development costs	(31.0)	(31.6)	(62.6)	(45.8)
Research and development costs	(4.4)	(5.7)	(10.1)	(21.0)
Exploration costs	(50.2)	(50.8)	(101.0)	(125.2)
Profit from operations	835.9	761.0	1,596.9	1,297.2
Finance costs	(151.4)	(181.6)	(333.0)	(205.2)
Unwinding of decommissioning obligation	(5.3)	0.2	(5.1)	(0.7)
Exchange gain (loss) on transactions other than sales	(4.3)	(2.5)	(6.8)	4.1
Realised gain (loss) on hedging instruments	15.4	3.5	18.9	-
Unrealised gain (loss) on hedging activities	64.0	(2.3)	61.7	-
Interest receivable	41.7	40.7	82.4	146.2
Growth in AngloGold Environmental Rehabilitation Trust	7.3	8.7	16.0	9.2
Income from associates before taxation	4.3	0.2	4.5	18.4
Profit (loss) on sale of assets	(24.0)	0.2	(23.8)	6.6
Profit before exceptional items	783.6	628.1	1,411.7	1,275.8
Profit (loss) on sale of mining assets	7.1	(45.5)	(38.4)	-
Impairment of mining assets	(3.3)	-	(3.3)	-
Amortisation of goodwill	(56.0)	(55.2)	(111.2)	(63.9)
Debt written-off	(21.0)	-	(21.0)	-
Profit before taxation	710.4	527.4	1,237.8	1,211.9
Taxation	(185.5)	(177.2)	(362.7)	(334.1)
Normal taxation	109.8	149.2	259.0	304.5
Deferred taxation	82.0	28.0	110.0	29.6
Taxation on exceptional items	(6.3)	-	(6.3)	-
Profit after taxation	524.9	350.2	875.1	877.8
Minority interest	(16.2)	(13.0)	(29.2)	(24.3)
Net profit	508.7	337.2	845.9	853.5
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	508.7	337.2	845.9	853.5
(Profit) loss on sale of mining assets	(7.1)	45.5	38.4	-
Impairment of mining assets	3.3	-	3.3	-
Amortisation of goodwill	56.0	55.2	111.2	63.9
Debt written-off	21.0	-	21.0	-
Taxation on exceptional items	(6.3)	-	(6.3)	-
Headline earnings	575.6	437.9	1,013.5	917.4
Unrealised (gain) loss on hedging activities	(64.0)	2.3	(61.7)	-
Deferred tax on unrealised gain (loss) on hedging activities	24.3	(0.9)	23.4	-
Headline earnings before unrealised gain on hedging activities	535.9	439.3	975.2	917.4
Earnings per ordinary share - cents				
- Basic	475	315	790	799
- Headline	538	409	947	859
- Headline before unrealised gain on hedging activities	501	410	911	859
Dividends				
- Rm			750.2	802.6
- cents per share			700	750

GROUP INCOME STATEMENT

US Dollar million	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Six months ended June 2000
Gold income	511.0	509.2	1,020.2	1,108.2
Cost of sales	(391.0)	(395.1)	(786.1)	(871.2)
Cash operating costs	313.5	332.0	645.5	755.8
Other cash costs	8.4	6.6	15.0	8.6
Total cash costs	321.9	338.6	660.5	764.4
Retrenchment costs	9.6	6.4	16.0	6.1
Rehabilitation and other non-cash costs	1.1	1.6	2.7	2.6
Production costs	332.6	346.6	679.2	773.1
Amortisation of mining assets	54.5	57.1	111.6	108.2
Total production costs	387.1	403.7	790.8	881.3
Inventory change	3.9	(8.6)	(4.7)	(10.1)
Operating profit	120.0	114.1	234.1	237.0
Corporate administration and other expenses	(5.5)	(5.7)	(11.2)	(12.4)
Market development costs	(3.9)	(4.0)	(7.9)	(6.9)
Research and development costs	(0.5)	(0.7)	(1.2)	(3.2)
Exploration costs	(6.2)	(6.5)	(12.7)	(19.0)
Profit from operations	103.9	97.2	201.1	195.5
Finance costs	(18.9)	(23.2)	(42.1)	(31.1)
Unwinding of decommissioning obligation	(0.7)	-	(0.7)	(0.2)
Exchange gain (loss) on transactions other than sales	(0.5)	(0.3)	(0.8)	0.4
Realised gain (loss) on hedging instruments	1.9	0.4	2.3	-
Unrealised gain (loss) on hedging activities	7.9	(0.3)	7.6	-
Interest receivable	5.2	5.2	10.4	22.6
Growth in AngloGold Environmental Rehabilitation Trust	0.9	1.1	2.0	1.4
Income from associates before taxation	0.5	-	0.5	2.8
Profit (loss) on sale of assets	(3.0)	-	(3.0)	0.9
Profit before exceptional items	97.2	80.1	177.3	192.3
Profit (loss) on sale of mining assets	0.9	(5.8)	(4.9)	-
Impairment of mining assets	(0.4)	-	(0.4)	-
Amortisation of goodwill	(7.0)	(7.1)	(14.1)	(9.7)
Debt written-off	(2.6)	-	(2.6)	-
Profit before taxation	88.1	67.2	155.3	182.6
Taxation	(23.1)	(22.7)	(45.8)	(50.5)
Normal taxation	13.7	19.1	32.8	46.3
Deferred taxation	10.2	3.6	13.8	4.2
Taxation on exceptional items	(0.8)	-	(0.8)	-
Profit after taxation	65.0	44.5	109.5	132.1
Minority interest	(2.0)	(1.7)	(3.7)	(3.7)
Net profit	63.0	42.8	105.8	128.4
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	63.0	42.8	105.8	128.4
(Profit) loss on sale of mining assets	(0.9)	5.8	4.9	-
Impairment of mining assets	0.4	-	0.4	-
Amortisation of goodwill	7.0	7.1	14.1	9.7
Debt written-off	2.6	-	2.6	-
Taxation on exceptional items	(0.8)	-	(0.8)	-
Headline earnings	71.3	55.7	127.0	138.1
Unrealised (gain) loss on hedging activities	(7.9)	0.3	(7.6)	-
Deferred tax on unrealised gain (loss) on hedging activities	3.0	(0.1)	2.9	-
Headline earnings before unrealised gain on hedging activities	66.4	55.9	122.3	138.1
Earnings per ordinary share - cents				
- Basic	59	40	99	120
- Headline	67	52	119	129
- Headline before unrealised gain on hedging activities	62	52	114	129
Dividends				
- $m			91.4	109.3
- cents per share			85	102

GROUP BALANCE SHEET

June 2000	March 2001	June 2001		June 2001	March 2001	June 2000
US Dollar million				**SA Rand million**		
			ASSETS			
			Non-current assets			
2,562.1	2,404.7	2,428.6	Mining assets	19,538.2	19,267.8	17,409.7
276.6	369.4	373.3	Goodwill	3,003.1	2,959.9	1,879.7
12.4	17.8	18.1	Investments in associates	145.6	142.6	84.1
6.3	7.0	7.3	Other investments	58.5	56.0	42.8
41.6	45.8	43.4	AngloGold Environmental Rehabilitation Trust	348.9	366.9	282.9
46.9	50.3	27.1	Long-term loans	218.0	402.9	318.4
2,945.9	2,895.0	2,897.8		23,312.3	23,196.1	20,017.6
			Current assets			
196.1	187.4	197.1	Inventories	1,586.1	1,501.7	1,332.7
235.0	266.6	163.3	Trade and other receivables	1,313.9	2,136.1	1,596.5
-	217.6	141.3	Financial instruments	1,136.9	1,743.7	-
18.3	20.1	19.4	Current portion of long-term loans	156.2	161.3	124.0
310.6	167.3	149.4	Cash and cash equivalents	1,201.9	1,340.6	2,110.4
760.0	859.0	670.5		5,395.0	6,883.4	5,163.6
3,705.9	3,754.0	3,568.3	**Total assets**	28,707.3	30,079.5	25,181.2
			EQUITY AND LIABILITIES			
			Share capital and reserves			
1,167.7	992.9	992.3	Share capital and premium	7,982.8	7,955.8	7,934.6
33.8	47.2	69.8	Non-distributable reserves	561.4	379.4	229.8
-	110.6	60.7	Other comprehensive income	488.0	885.9	-
461.3	252.3	314.9	Retained earnings	2,533.4	2,021.6	3,134.3
1,662.8	1,403.0	1,437.7	Shareholders' equity	11,565.6	11,242.7	11,298.7
27.2	29.8	29.8	Minority interests	239.9	238.8	184.6
1,690.0	1,432.8	1,467.5		11,805.5	11,481.5	11,483.3
			Non-current liabilities			
649.8	865.0	524.5	Borrowings	4,219.8	6,930.7	4,415.4
17.8	14.9	-	Debentures	-	119.6	120.7
309.4	260.1	266.6	Provisions	2,145.2	2,084.0	2,102.6
632.2	519.1	499.1	Deferred taxation	4,015.3	4,158.9	4,295.8
1,609.2	1,659.1	1,290.2		10,380.3	13,293.2	10,934.5
			Current liabilities			
262.1	254.6	258.6	Trade and other payables	2,080.7	2,040.1	1,780.9
-	68.4	37.6	Financial instruments	302.4	548.1	-
115.0	283.1	474.8	Current portion of borrowings	3,819.5	2,268.2	781.4
29.6	56.0	39.6	Taxation	318.9	448.4	201.1
406.7	662.1	810.6		6,521.5	5,304.8	2,763.4
3,705.9	3,754.0	3,568.3	**Total equity and liabilities**	28,707.3	30,079.5	25,181.2

Refer to page 59 for statement of changes in shareholders' equity.

GROUP CASH FLOW STATEMENT

Six months ended June 2000	Six months ended June 2001	Quarter ended June 2001		Quarter ended June 2001	Six months ended June 2001	Six months ended June 2000
US Dollar million				SA Rand million		
			Cash flows from operating activities			
234.5	281.5	116.7	Cash generated from operations	937.4	2,233.5	1,555.7
22.6	10.4	5.2	Interest receivable	41.7	82.4	146.2
1.1	0.5	-	Dividends received from associates	-	3.8	7.5
(31.1)	(42.1)	(18.9)	Finance costs	(151.4)	(333.0)	(205.2)
(74.4)	(55.1)	(29.0)	Mining and normal taxation paid	(233.2)	(437.1)	(489.3)
(191.4)	(91.8)	-	Dividends paid	-	(695.6)	(1,178.1)
(38.7)	103.4	74.0	Net cash inflow (outflow) from operating activities	594.5	854.0	(163.2)
			Cash flows from investing activities			
(97.2)	(141.7)	(73.3)	Capital expenditure	(589.1)	(1,124.3)	(643.0)
1.5	1.6	1.6	Proceeds from sale of mining assets	13.3	13.6	10.0
-	108.5	108.5	Proceeds from disposal of Elandsrand and Deelkraal	871.9	871.9	-
(0.2)	(0.2)	(0.2)	Other investments acquired	(1.7)	(1.7)	(1.2)
-	-	-	Proceeds from sale of investments	0.1	0.1	-
(3.8)	(11.0)	(10.3)	Loans advanced	(82.4)	(87.3)	(24.7)
18.6	27.6	27.2	Repayment of loans advanced	218.6	218.6	122.1
(81.1)	(15.2)	53.5	Net cash inflow (outflow) from investing activities	430.7	(109.1)	(536.8)
			Cash flows from financing activities			
1.5	4.0	3.3	Proceeds from issue of share capital	26.9	31.6	10.0
(2.7)	-	-	Share issue expenses	-	-	(17.9)
-	248.3	223.6	Proceeds from borrowings	1,795.9	1,969.1	-
(45.8)	(390.5)	(373.3)	Repayment of borrowings	(2,998.2)	(3,096.5)	(301.4)
(47.0)	(138.2)	(146.4)	Net cash inflow (outflow) from financing activities	(1,175.4)	(1,095.8)	(309.3)
(166.8)	(50.0)	(18.9)	Net decrease in cash and cash equivalents	(150.1)	(350.9)	(1,009.3)
(15.1)	4.5	1.0	Translation adjustment	11.4	76.1	88.7
492.5	194.9	167.3	Opening cash and cash equivalents	1,340.6	1,476.7	3,031.0
310.6	149.4	149.4	**Closing cash and cash equivalents**	1,201.9	1,201.9	2,110.4
			Note to the Cash Flow Statement			
			Cash generated from operations			
182.6	155.3	88.1	Profit before taxation	710.4	1,237.8	1,211.9
			Adjusted for:			
108.2	111.6	54.5	Amortisation of mining assets	437.4	883.9	712.8
2.6	2.6	1.1	Non-cash movements	8.5	20.6	16.5
31.1	42.1	18.9	Finance costs	151.4	333.0	205.2
0.2	0.7	0.7	Unwinding of decommissioning obligation	5.3	5.1	0.7
-	(7.6)	(7.9)	Unrealised gain on hedging activities	(64.0)	(61.7)	-
(22.6)	(10.4)	(5.2)	Interest receivable	(41.7)	(82.4)	(146.2)
(1.4)	(2.0)	(0.9)	Growth in AngloGold Environmental Rehabilitation Trust	(7.3)	(16.0)	(9.2)
(2.8)	(0.5)	(0.5)	Income from associates before taxation	(4.3)	(4.5)	(18.4)
(0.9)	3.0	3.0	Loss (profit) on sale of assets	24.0	23.8	(6.6)
-	4.9	(0.9)	(Profit) loss on sale of mining assets	(7.1)	38.4	-
-	0.4	0.4	Impairment of mining assets	3.3	3.3	-
-	2.6	2.6	Debt written-off	21.0	21.0	-
9.7	14.1	7.0	Amortisation of goodwill	56.0	111.2	63.9
(72.2)	(35.3)	(44.2)	Movement in working capital	(355.5)	(280.0)	(474.9)
234.5	281.5	116.7		937.4	2,233.5	1,555.7
			The following analyses the movement in working capital:			
(24.9)	(23.8)	(10.5)	Increase in inventories	(84.4)	(188.9)	(163.7)
(12.5)	22.8	(38.8)	(Increase) decrease in trade and other receivables	(311.7)	181.1	(82.1)
(34.8)	(34.3)	5.1	Increase (decrease) in trade and other payables	40.6	(272.2)	(229.1)
(72.2)	(35.3)	(44.2)		(355.5)	(280.0)	(474.9)

17

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION *	**8.27**	**7.96**	**8.11**	**36,341**	**36,992**	**73,333**
VAAL RIVER						
Great Noligwa Mine	12.34	11.54	11.93	7,790	7,563	15,353
Kopanang Mine	7.46	7.80	7.63	3,820	3,921	7,741
Tau Lekoa Mine	4.70	4.69	4.69	2,383	2,380	4,763
Surface Operations	0.53	0.61	0.56	811	810	1,621
ERGO						
Ergo	0.23	0.26	0.24	2,368	2,848	5,216
FREE STATE						
Bambanani Mine	7.82	7.78	7.80	3,418	3,116	6,534
Tshepong Mine	8.61	7.98	8.31	3,150	2,692	5,842
Matjhabeng Mine	6.95	6.92	6.93	1,440	1,707	3,147
Joel Mine	4.21	3.40	3.77	1,099	1,036	2,135
Surface Operations	0.83	0.87	0.85	722	838	1,560
WEST WITS						
TauTona Mine	11.87	12.41	12.13	4,870	4,683	9,553
Savuka Mine	8.20	8.14	8.17	2,017	1,764	3,781
Mponeng Mine	7.09	6.91	7.00	2,453	2,553	5,006
Elandsrand Mine	-	6.13	6.13	-	620	620
Deelkraal Mine	-	7.55	7.55	-	417	417
Surface Operations	0.01	1.03	0.98	-	44	44
AFRICAN REGION #	**3.68**	**4.12**	**3.88**	**6,579**	**6,046**	**12,625**
Navachab	2.15	2.04	2.10	689	646	1,335
Sadiola - Attributable 38%	3.25	3.02	3.13	1,616	1,541	3,157
Morila - Attributable 40%	6.91	8.41	7.58	2,037	1,984	4,021
Geita - Attributable 50%	3.31	4.64	3.81	2,237	1,875	4,112
NORTH AMERICAN REGION	**1.27**	**1.12**	**1.19**	**4,047**	**3,893**	**7,940**
Cripple Creek & Victor J.V.	0.60	0.48	0.54	1,784	1,572	3,356
Jerritt Canyon J.V. - Attributable 70%	9.95	9.84	9.89	2,263	2,321	4,584
SOUTH AMERICAN REGION	**7.81**	**7.52**	**7.67**	**3,291**	**3,325**	**6,616**
Morro Velho	6.85	6.07	6.44	1,589	1,540	3,129
Serra Grande - Attributable 50%	8.15	8.18	8.16	763	741	1,504
Cerro Vanguardia - Attributable 46.25%	9.82	10.69	10.26	939	1,044	1,983
AUSTRALIAN REGION	**1.94**	**2.05**	**2.00**	**3,657**	**4,121**	**7,778**
Sunrise Dam	4.37	5.03	4.69	2,104	2,302	4,406
Boddington - Attributable 33.33%	0.88	0.83	0.86	615	600	1,215
Tanami - Attributable 40%	2.37	1.89	2.08	208	244	452
Union Reefs	1.18	1.39	1.29	730	975	1,705
ANGLOGOLD GROUP				**53,915**	**54,377**	**108,292**

* Yield excludes surface operations.

Attributable production at Yatela yielded 263 kilograms which will be capitalised against pre-production costs.

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
	Productivity per employee - g			Gold sold - kg		
SOUTH AFRICAN REGION				36,642	36,401	73,043
VAAL RIVER						
Great Noligwa Mine	269	264	267	7,608	7,568	15,176
Kopanang Mine	165	168	166	3,738	3,924	7,662
Tau Lekoa Mine	182	186	184	2,325	2,385	4,710
Surface Operations	484	512	497	791	809	1,600
ERGO						
Ergo	628	744	687	2,638	2,600	5,238
FREE STATE						
Bambanani Mine	163	142	152	3,389	3,120	6,509
Tshepong Mine	227	190	208	3,119	2,693	5,812
Matjhabeng Mine	129	130	129	1,429	1,710	3,139
Joel Mine	110	84	96	1,180	1,025	2,205
Surface Operations	555	726	636	714	837	1,551
WEST WITS						
TauTona Mine	265	245	255	5,080	4,481	9,561
Savuka Mine	157	137	147	2,090	1,694	3,784
Mponeng Mine	149	153	151	2,541	2,469	5,010
Elandsrand Mine	-	104	104	-	623	623
Deelkraal Mine	-	123	123	-	419	419
Surface Operations	-	-	-	-	44	44
AFRICAN REGION				6,474	5,989	12,463
Navachab	659	623	641	689	646	1,335
Sadiola - Attributable 38%	2,449	2,335	2,392	1,511	1,484	2,995
Morila - Attributable 40%	4,310	4,714	4,500	2,037	1,984	4,021
Geita - Attributable 50%	1,977	2,029	2,000	2,237	1,875	4,112
NORTH AMERICAN REGION				4,047	3,893	7,940
Cripple Creek & Victor J.V.	2,158	1,910	2,034	1,784	1,572	3,356
Jerritt Canyon J.V. - Attributable 70%	2,658	2,565	2,610	2,263	2,321	4,584
SOUTH AMERICAN REGION				3,432	3,475	6,907
Morro Velho	376	367	371	1,686	1,686	3,372
Serra Grande - Attributable 50%	967	946	956	759	791	1,550
Cerro Vanguardia - Attributable 46.25%	1,868	1,898	1,883	987	998	1,985
AUSTRALIAN REGION				4,424	3,227	7,651
Sunrise Dam	2,057	2,222	2,140	2,578	1,768	4,346
Boddington - Attributable 33.33%	1,694	1,694	1,694	669	509	1,178
Tanami - Attributable 40%	1,400	935	1,104	250	196	446
Union Reefs	1,299	1,685	1,495	927	754	1,681
ANGLOGOLD GROUP				55,019	52,985	108,004

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION	**50,120**	**50,715**	**50,420**	**56,460**	**56,441**	**56,451**
VAAL RIVER						
Great Noligwa Mine	34,398	35,178	34,782	36,430	36,956	36,689
Kopanang Mine	51,796	47,557	49,649	56,220	51,301	53,728
Tau Lekoa Mine	53,106	50,087	51,597	60,019	56,681	58,351
Surface Operations	43,165	36,300	39,684	43,173	36,302	39,688
ERGO						
Ergo	64,414	52,415	57,863	67,663	57,072	61,881
FREE STATE						
Bambanani Mine	60,185	61,559	60,840	65,840	67,201	66,489
Tshepong Mine	44,579	50,301	47,216	52,949	58,332	55,429
Matjhabeng Mine	60,344	71,032	66,140	85,853	93,137	89,803
Joel Mine	89,091	102,157	95,433	112,994	127,876	120,218
Surface Operations	42,584	37,834	40,102	42,738	38,046	40,286
WEST WITS						
TauTona Mine	42,229	41,687	41,963	44,476	45,089	44,777
Savuka Mine	63,636	67,173	65,286	66,000	75,742	70,546
Mponeng Mine	70,461	63,654	66,989	90,441	71,397	80,729
Elandsrand Mine	-	90,300	90,300	-	90,373	90,373
Deelkraal Mine	-	82,790	82,790	-	83,180	83,180
Surface Operations	-	6,134	6,082	-	6,134	6,082
AFRICAN REGION	**31,208**	**31,216**	**31,212**	**44,996**	**47,549**	**46,219**
Navachab	41,765	43,863	42,780	44,627	47,412	45,975
Sadiola - Attributable 38%	32,361	32,591	32,473	48,409	49,327	48,857
Morila - Attributable 40%	25,814	22,535	24,196	44,620	42,248	43,450
Geita - Attributable 50%	34,275	35,392	34,784	45,107	52,152	48,319
NORTH AMERICAN REGION	**52,131**	**53,149**	**52,630**	**71,763**	**72,966**	**72,353**
Cripple Creek & Victor J.V.	45,677	42,519	44,198	68,040	64,827	66,535
Jerritt Canyon J.V. - Attributable 70%	56,059	58,437	57,263	73,539	76,561	75,069
SOUTH AMERICAN REGION	**36,320**	**36,915**	**36,631**	**54,912**	**54,627**	**54,780**
Morro Velho	35,708	32,907	34,330	50,728	47,484	49,132
Serra Grande - Attributable 50%	28,081	27,762	27,924	43,301	43,217	43,260
Cerro Vanguardia - Attributable 46.25%	37,387	36,359	36,846	63,418	59,093	61,140
AUSTRALIAN REGION	**50,286**	**50,534**	**50,417**	**62,246**	**61,439**	**61,818**
Sunrise Dam	38,221	33,158	35,576	51,832	44,893	48,207
Boddington - Attributable 33.33%	55,385	51,879	53,655	65,274	60,587	62,960
Tanami - Attributable 40%	49,741	106,707	80,463	57,093	114,240	87,912
Union Reefs	69,558	48,534	57,532	77,901	58,239	66,654
ANGLOGOLD GROUP	**47,663**	**48,457**	**48,061**	**57,079**	**57,537**	**57,309**

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
	Operating profit - Rm			Capital expenditure - Rm		
SOUTH AFRICAN REGION				**202.6**	**160.7**	**363.3**
VAAL RIVER						
Great Noligwa Mine	261.8	270.3	532.1	1.5	2.0	3.5
Kopanang Mine	60.9	82.7	143.6	2.5	3.7	6.2
Tau Lekoa Mine	19.8	32.5	52.3	6.4	4.3	10.7
Surface Operations	25.9	30.2	56.1	-	-	-
Moab Khotsong				90.4	75.8	166.2
ERGO						
Ergo	18.2	29.5	47.7	0.5	0.5	1.0
FREE STATE						
Bambanani Mine	18.1	20.5	38.6	7.8	4.7	12.5
Tshepong Mine	54.9	48.7	103.6	-	-	-
Matjhabeng Mine	(25.3)	(29.9)	(55.2)	-	-	-
Joel Mine	(18.2)	(32.4)	(50.6)	13.7	6.4	20.1
Surface Operations	30.0	32.2	62.2	(0.2)	(2.9)	(3.1)
WEST WITS						
TauTona Mine	143.9	112.6	256.5	17.1	7.9	25.0
Savuka Mine	6.7	(0.1)	6.6	-	-	-
Mponeng Mine	(37.8)	(10.9)	(48.7)	62.7	46.5	109.2
Elandsrand Mine	-	(14.0)	(14.0)	0.2	11.8	12.0
Deelkraal Mine	-	(6.4)	(6.4)	-	-	-
Surface Operations	-	2.8	2.8	-	-	-
AFRICAN REGION				**64.7**	**89.7**	**154.4**
Navachab	18.8	12.5	31.3	0.4	0.9	1.3
Sadiola - Attributable 38%	44.8	35.9	80.7	10.0	5.9	15.9
Morila - Attributable 40%	53.8	48.7	102.5	16.9	31.8	48.7
Geita - Attributable 50%	58.5	36.5	95.0	8.2	29.2	37.4
Yatela				29.2	21.9	51.1
NORTH AMERICAN REGION				**178.7**	**108.3**	**287.0**
Cripple Creek & Victor J.V.	25.2	26.2	51.4	156.2	83.9	240.1
Jerritt Canyon J.V. - Attributable 70%	22.7	10.9	33.6	22.5	23.7	46.2
Exploration				-	0.7	0.7
SOUTH AMERICAN REGION				**42.7**	**50.2**	**92.9**
Morro Velho	51.9	63.6	115.5	18.5	20.4	38.9
Serra Grande - Attributable 50%	29.3	30.8	60.1	5.8	3.4	9.2
Cerro Vanguardia - Attributable 46.25%	19.0	17.0	36.0	8.3	17.1	25.4
Minorities and exploration				10.1	9.3	19.4
AUSTRALIAN REGION				**87.3**	**120.3**	**207.6**
Sunrise Dam	57.8	60.0	117.8	79.9	110.7	190.6
Boddington - Attributable 33.33%	4.8	6.5	11.3	2.1	1.5	3.6
Tanami - Attributable 40%	7.6	(11.6)	(4.0)	0.2	1.7	1.9
Union Reefs	(9.5)	2.1	(7.4)	-	1.0	1.0
Brocks Creek	0.1	(0.2)	(0.1)	-	0.2	0.2
Exploration				5.1	5.2	10.3
Other non-mining subsidiaries	21.8	(13.4)	8.4	13.1	6.0	19.1
Recoupments				(13.3)	(0.3)	(13.6)
ANGLOGOLD GROUP TOTAL	**965.5**	**893.8**	**1,859.3**	**575.8**	**534.9**	**1,110.7**

KEY OPERATING RESULTS
PER REGION

	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
US Dollar / Imperial	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICAN REGION *	**0.241**	**0.232**	**0.237**	**1,168**	**1,190**	**2,358**
VAAL RIVER						
Great Noligwa Mine	0.360	0.337	0.348	251	243	494
Kopanang Mine	0.218	0.228	0.223	123	126	249
Tau Lekoa Mine	0.137	0.137	0.137	76	77	153
Surface Operations	0.015	0.018	0.016	26	26	52
ERGO						
Ergo	0.007	0.007	0.007	76	92	168
FREE STATE						
Bambanani Mine	0.228	0.227	0.227	110	100	210
Tshepong Mine	0.251	0.233	0.242	101	87	188
Matjhabeng Mine	0.203	0.202	0.202	46	55	101
Joel Mine	0.123	0.099	0.110	36	33	69
Surface Operations	0.024	0.025	0.025	23	27	50
WEST WITS						
TauTona Mine	0.346	0.362	0.354	156	151	307
Savuka Mine	0.239	0.237	0.238	65	57	122
Mponeng Mine	0.207	0.202	0.204	79	82	161
Elandsrand Mine	-	0.179	0.179	-	20	20
Deelkraal Mine	-	0.220	0.220	-	13	13
Surface Operations	-	0.030	0.029	-	1	1
AFRICAN REGION #	**0.107**	**0.120**	**0.113**	**211**	**195**	**406**
Navachab	0.063	0.060	0.061	22	21	43
Sadiola - Attributable 38%	0.095	0.088	0.091	52	50	102
Morila - Attributable 40%	0.202	0.245	0.221	65	64	129
Geita - Attributable 50%	0.097	0.135	0.111	72	60	132
NORTH AMERICAN REGION	**0.037**	**0.033**	**0.035**	**130**	**125**	**255**
Cripple Creek & Victor J.V.	0.018	0.014	0.016	57	51	108
Jerritt Canyon J.V. - Attributable 70%	0.290	0.287	0.289	73	74	147
SOUTH AMERICAN REGION	**0.228**	**0.219**	**0.224**	**106**	**107**	**213**
Morro Velho	0.200	0.177	0.188	51	50	101
Serra Grande - Attributable 50%	0.238	0.239	0.238	25	23	48
Cerro Vanguardia - Attributable 46.25%	0.287	0.312	0.299	30	34	64
AUSTRALIAN REGION	**0.057**	**0.060**	**0.058**	**118**	**132**	**250**
Sunrise Dam	0.128	0.147	0.137	68	74	142
Boddington - Attributable 33.33%	0.026	0.024	0.025	20	19	39
Tanami - Attributable 40%	0.069	0.055	0.061	7	8	15
Union Reefs	0.034	0.040	0.038	23	31	54
ANGLOGOLD GROUP				**1,733**	**1,749**	**3,482**

* Yield excludes surface operations.

Attributable production at Yatela yielded 8,000 ounces which will be capitalised against pre-production costs.

KEY OPERATING RESULTS
PER REGION

	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
US Dollar / Imperial	Productivity per employee - oz			Gold sold - oz		
SOUTH AFRICAN REGION				1,178	1,170	2,348
VAAL RIVER						
Great Noligwa Mine	8.65	8.49	8.57	245	243	488
Kopanang Mine	5.31	5.39	5.35	120	126	246
Tau Lekoa Mine	5.86	5.99	5.93	74	78	152
Surface Operations	15.56	16.45	15.99	26	26	52
ERGO						
Ergo	20.18	23.94	22.07	85	83	168
FREE STATE						
Bambanani Mine	5.23	4.57	4.89	109	100	209
Tshepong Mine	7.28	6.10	6.69	100	87	187
Matjhabeng Mine	4.13	4.17	4.15	46	55	101
Joel Mine	3.54	2.71	3.08	38	33	71
Surface Operations	17.85	23.35	20.44	23	27	50
WEST WITS						
TauTona Mine	8.51	7.89	8.19	163	144	307
Savuka Mine	5.05	4.40	4.72	67	55	122
Mponeng Mine	4.79	4.93	4.86	82	79	161
Elandsrand Mine	-	3.34	3.34	-	20	20
Deelkraal Mine	-	3.97	3.97	-	13	13
Surface Operations	-	-	-	-	1	1
AFRICAN REGION				208	193	401
Navachab	21.19	20.03	20.61	22	21	43
Sadiola - Attributable 38%	78.72	75.08	76.90	49	48	97
Morila - Attributable 40%	138.55	151.55	144.67	65	64	129
Geita - Attributable 50%	63.55	65.23	64.31	72	60	132
NORTH AMERICAN REGION				130	126	256
Cripple Creek & Victor J.V.	69.37	61.40	65.40	57	51	108
Jerritt Canyon J.V. - Attributable 70%	85.47	82.47	83.92	73	75	148
SOUTH AMERICAN REGION				110	111	221
Morro Velho	12.08	11.79	11.93	54	54	108
Serra Grande - Attributable 50%	31.08	30.41	30.74	24	25	49
Cerro Vanguardia - Attributable 46.25%	60.04	61.01	60.55	32	32	64
AUSTRALIAN REGION				143	103	246
Sunrise Dam	66.13	71.44	68.80	83	57	140
Boddington - Attributable 33.33%	54.48	54.45	54.47	22	16	38
Tanami - Attributable 40%	45.00	30.06	35.49	8	6	14
Union Reefs	41.76	54.17	48.06	30	24	54
ANGLOGOLD GROUP				1,769	1,703	3,472

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION	**194**	**202**	**198**	**219**	**224**	**222**
VAAL RIVER						
Great Noligwa Mine	133	140	136	141	147	144
Kopanang Mine	201	189	195	218	204	211
Tau Lekoa Mine	206	199	202	232	225	229
Surface Operations	167	144	155	167	144	155
ERGO						
Ergo	249	208	227	262	227	243
FREE STATE						
Bambanani Mine	233	245	239	255	267	261
Tshepong Mine	173	200	185	205	232	217
Matjhabeng Mine	234	282	260	332	370	353
Joel Mine	345	406	375	438	509	472
Surface Operations	165	150	157	166	151	158
WEST WITS						
TauTona Mine	164	166	165	172	179	176
Savuka Mine	246	267	256	255	301	277
Mponeng Mine	273	253	263	350	284	316
Elandsrand Mine	-	362	362	-	363	363
Deelkraal Mine	-	331	331	-	333	333
Surface Operations	-	28	28	-	28	28
AFRICAN REGION	**121**	**124**	**122**	**174**	**189**	**181**
Navachab	162	174	168	173	188	180
Sadiola - Attributable 38%	125	130	127	187	196	192
Morila - Attributable 40%	100	90	95	173	168	170
Geita - Attributable 50%	133	141	136	175	207	190
NORTH AMERICAN REGION	**202**	**211**	**206**	**278**	**290**	**284**
Cripple Creek & Victor J.V.	177	169	173	263	257	261
Jerritt Canyon J.V. - Attributable 70%	217	232	225	285	304	295
SOUTH AMERICAN REGION	**141**	**147**	**144**	**213**	**217**	**215**
Morro Velho	138	131	135	196	189	193
Serra Grande - Attributable 50%	109	110	110	168	172	170
Cerro Vanguardia - Attributable 46.25%	145	144	145	246	235	240
AUSTRALIAN REGION	**195**	**201**	**198**	**241**	**244**	**243**
Sunrise Dam	148	132	140	201	178	189
Boddington - Attributable 33.33%	215	206	210	253	241	247
Tanami - Attributable 40%	193	423	317	221	453	347
Union Reefs	269	193	226	302	231	261
ANGLOGOLD GROUP	**185**	**193**	**189**	**221**	**229**	**225**

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
	Operating profit - $m			Capital expenditure - $m		
SOUTH AFRICAN REGION				25.3	20.4	45.7
VAAL RIVER						
Great Noligwa Mine	32.6	34.6	67.2	0.2	0.3	0.5
Kopanang Mine	7.5	10.6	18.1	0.4	0.4	0.8
Tau Lekoa Mine	2.6	4.2	6.8	0.9	0.5	1.4
Surface Operations	3.1	3.9	7.0	-	-	-
Moab Khotsong				11.2	9.7	20.9
ERGO						
Ergo	2.4	3.8	6.2	-	0.1	0.1
FREE STATE						
Bambanani Mine	2.4	2.5	4.9	1.0	0.6	1.6
Tshepong Mine	6.9	6.2	13.1	-	-	-
Matjhabeng Mine	(3.3)	(3.8)	(7.1)	-	-	-
Joel Mine	(2.2)	(4.1)	(6.3)	1.7	0.8	2.5
Surface Operations	3.8	4.1	7.9	-	(0.4)	(0.4)
WEST WITS						
TauTona Mine	17.9	14.4	32.3	2.1	1.0	3.1
Savuka Mine	0.9	-	0.9	-	-	-
Mponeng Mine	(4.8)	(1.4)	(6.2)	7.8	5.9	13.7
Elandsrand Mine	-	(1.8)	(1.8)	-	1.5	1.5
Deelkraal Mine	-	(0.8)	(0.8)	-	-	-
Surface Operations	-	0.4	0.4	-	-	-
AFRICAN REGION				8.1	11.4	19.5
Navachab	2.3	1.6	3.9	0.1	0.1	0.2
Sadiola - Attributable 38%	5.6	4.6	10.2	1.2	0.8	2.0
Morila - Attributable 40%	6.5	6.3	12.8	2.1	4.1	6.2
Geita - Attributable 50%	7.3	4.7	12.0	1.0	3.7	4.7
Yatela				3.7	2.7	6.4
NORTH AMERICAN REGION				22.2	13.8	36.0
Cripple Creek & Victor J.V.	3.1	3.3	6.4	19.4	10.7	30.1
Jerritt Canyon J.V. - Attributable 70%	2.8	1.5	4.3	2.8	3.0	5.8
Exploration				-	0.1	0.1
SOUTH AMERICAN REGION				5.2	6.5	11.7
Morro Velho	6.6	8.0	14.6	2.3	2.6	4.9
Serra Grande - Attributable 50%	3.7	3.9	7.6	0.8	0.4	1.2
Cerro Vanguardia - Attributable 46.25%	2.4	2.2	4.6	1.0	2.2	3.2
Minorities and exploration				1.1	1.3	2.4
AUSTRALIAN REGION				10.9	15.4	26.3
Sunrise Dam	7.2	7.5	14.7	9.9	14.2	24.1
Boddington - Attributable 33.33%	0.4	0.9	1.3	0.3	0.2	0.5
Tanami - Attributable 40%	1.0	(1.5)	(0.5)	-	0.2	0.2
Union Reefs	(0.9)	0.1	(0.8)	-	0.1	0.1
Exploration				0.7	0.7	1.4
Other non-mining subsidiaries	9.9	5.2	15.1	1.6	0.9	2.5
Recoupments				(1.6)	-	(1.6)
ANGLOGOLD GROUP TOTAL	**120.0**	**114.1**	**234.1**	**71.7**	**68.4**	**140.1**

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 2001

Statistics are shown in metric units	Advance	Sampled						
	metres	metres	channel	gold		uranium		
			width	g/t	cm.g/t	kg/t	cm.kg/t	
			cm					
VAAL RIVER								
Great Noligwa Mine								
Vaal reef	6,236	796	96.60	35.62	3,441	1.43	138.07	
Kopanang Mine								
Vaal reef	6,852	876	11.00	167.82	1,846	6.14	67.51	
Tau Lekoa Mine								
Ventersdorp Contact reef	4,269	946	93.20	10.64	992	0.15	13.56	
Moab Khotsong Mine								
Vaal reef	1,846	-	-	-	-	-	-	
FREE STATE								
Bambanani East Shaft								
Basal reef	3,652	212	69.10	32.46	2,243	-	0.16	
Tshepong North								
Basal reef	5,794	792	18.50	82.32	1,523	1.82	33.76	
"B" reef	28	8	135.00	1.50	203	0.02	2.95	
Matjhabeng Mine								
Basal reef	374	-	-	-	-	-	-	
Taung South Shaft								
Beatrix reef	736	249	87.80	6.46	567	-	-	
Beatrix VS 5 Composite reef	23	15	185.40	6.07	1,125	-	-	
WEST WITS								
TauTona Mine								
Ventersdorp Contact reef	11	-	-	-	-	-	-	
Carbon Leader reef	3,963	-	-	-	-	-	-	
Savuka Mine								
Ventersdorp Contact reef	608	56	43.40	9.29	403	0.01	0.33	
Carbon Leader reef	358	-	-	-	-	-	-	
Mponeng Mine								
Ventersdorp Contact reef	5,959	750	112.20	16.35	1,835	-	-	

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended June 2001

Statistics are shown in imperial units	Advance	Sampled						
	feet	feet	channel	gold		uranium		
			width	oz/t	ft.oz/t	lb/t	ft.lb/t
			inches				
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	20,460	2,612	38.03	1.04	3.29	2.86	9.06
Kopanang Mine							
Vaal reef	22,480	2,874	4.33	4.89	1.77	12.28	4.43
Tau Lekoa Mine							
Ventersdorp Contact reef	14,007	3,104	36.69	0.31	0.95	0.30	0.92
Moab Khotsong Mine							
Vaal reef	6,055	-	-	-	-	-	-
FREE STATE							
Bambanani East Shaft							
Basal reef	11,982	696	27.20	0.95	2.15	-	-
Bambanani West Shaft							
Basal reef	-	-	-	-	-	-	-
Tshepong North							
Basal reef	19,010	2,598	7.28	2.40	1.46	3.64	2.21
"B" reef	92	26	53.15	0.04	0.19	0.04	0.18
Matjhabeng Mine							
Basal reef	1,227	-	-	-	-	-	-
Taung South Shaft							
Beatrix reef	2,416	817	34.57	0.19	0.54	-	-
Beatrix VS 5 Composite reef	77	49	72.99	0.18	1.08	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	35	-	-	-	-	-	-
Carbon Leader reef	13,002	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	1,995	184	17.09	0.27	0.39	0.02	0.03
Carbon Leader reef	1,176	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	19,550	2,461	44.17	0.48	1.76	-	-

SHAFT SINKING

	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
Statistics are shown in metric units	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	183	84	266
Depth to date (below collar)	2,806	2,623	2,806
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	-	7	7
JOEL MINE			
Taung North Shaft			
Depth to date (below collar)	1,453	1,453	1,453
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	23	23
Depth to date	27	27	27

SHAFT SINKING

	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	599	274	873
Depth to date (below collar)	9,206	8,607	9,206
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	-	23	23
JOEL MINE			
Taung North Shaft			
Depth to date (bellow collar)	4,766	4,766	4,766
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	76	76
Depth to date	89	89	89

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
GREAT NOLIGWA MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		109	95	204	1,174	1,025	2,199
Milled - 000	- tonnes / - tons	- reef		631	656	1,287	696	723	1,419
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		631	656	1,287	696	723	1,419
Yield	- g/t / - oz/t	- reef		12.34	11.54	11.93	0.360	0.337	0.348
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- average		12.34	11.54	11.93	0.360	0.337	0.348
Gold produced	- kg / - oz 000	- reef		7,790	7,563	15,353	251	243	494
		- waste		-	-	-	-	-	-
		- surface and							
		dump reclamation		-	-	-	-	-	-
		- total		7,790	7,563	15,353	251	243	494
Gold sold	- kg / - oz 000	- total		7,608	7,568	15,176	245	243	488
Revenue	- R/kg / - $/oz	- sold		71,822	71,850	71,836	278	284	282
Total cash costs	- R / - $	- ton milled		424	406	415	48	47	47
	- R/kg / - $/oz	- produced		34,398	35,178	34,782	133	140	136
PRODUCTIVITY									
per employee	- g / - oz	- target		257	236	247	8.25	7.60	7.93
		- actual		269	264	267	8.65	8.49	8.57
per employee	- m2 / - ft2	- target		3.70	3.44	3.57	39.85	36.98	38.40
		- actual		3.77	3.32	3.55	40.55	35.77	38.18
FINANCIAL RESULTS (MILLION)									
Gold sales				546.5	543.7	1,090.2	68.1	69.4	137.5
Cost of sales				284.7	273.4	558.1	35.5	34.8	70.3
Cash operating costs				266.0	264.2	530.2	33.2	33.7	66.9
Other cash costs				1.9	1.9	3.8	0.3	0.2	0.5
Total cash costs				267.9	266.1	534.0	33.5	33.9	67.4
Retrenchment costs				2.6	0.7	3.3	0.3	0.1	0.4
Rehabilitation and other non-cash costs				0.3	-	0.3	-	-	-
Production costs				270.8	266.8	537.6	33.8	34.0	67.8
Amortisation of mining assets				13.0	12.7	25.7	1.6	1.6	3.2
Inventory change				0.9	(6.1)	(5.2)	0.1	(0.8)	(0.7)
Operating profit				261.8	270.3	532.1	32.6	34.6	67.2
Capital expenditure				1.5	2.0	3.5	0.2	0.3	0.5

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
KOPANANG MINE					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	99	99	198	1,069	1,061	2,130
Milled - 000	- tonnes	/	- tons	- reef	512	503	1,015	565	554	1,119
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	512	503	1,015	565	554	1,119
Yield	- g/t	/	- oz/t	- reef	7.46	7.80	7.63	0.218	0.228	0.223
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.46	7.80	7.63	0.218	0.228	0.223
Gold produced	- kg	/	- oz 000	- reef	3,820	3,921	7,741	123	126	249
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,820	3,921	7,741	123	126	249
Gold sold	- kg	/	- oz 000	- total	3,738	3,924	7,662	120	126	246
Revenue	- R/kg	/	- $/oz	- sold	71,818	71,629	71,721	278	285	281
Total cash costs	- R	/	- $	- ton milled	386	371	379	44	43	43
	- R/kg	/	- $/oz	- produced	51,796	47,557	49,649	201	189	195
PRODUCTIVITY										
per employee	- g	/	- oz	- target	162	159	160	5.20	5.11	5.15
				- actual	165	168	166	5.31	5.39	5.35
per employee	- m2	/	- ft2	- target	4.72	4.80	4.76	50.82	51.65	51.24
				- actual	4.30	4.21	4.25	46.26	45.34	45.80
FINANCIAL RESULTS (MILLION)										
Gold sales					268.4	281.1	549.5	33.4	35.9	69.3
Cost of sales					207.5	198.4	405.9	25.9	25.3	51.2
Cash operating costs					196.4	185.0	381.4	24.5	23.6	48.1
Other cash costs					1.5	1.5	3.0	0.2	0.2	0.4
Total cash costs					197.9	186.5	384.4	24.7	23.8	48.5
Retrenchment costs					2.4	0.5	2.9	0.3	0.1	0.4
Rehabilitation and other non-cash costs					0.2	-	0.2	-	-	-
Production costs					200.5	187.0	387.5	25.0	23.9	48.9
Amortisation of mining assets					14.3	14.2	28.5	1.8	1.8	3.6
Inventory change					(7.3)	(2.8)	(10.1)	(0.9)	(0.4)	(1.3)
Operating profit					60.9	82.7	143.6	7.5	10.6	18.1
Capital expenditure					2.5	3.7	6.2	0.4	0.4	0.8

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
TAU LEKOA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	103	93	196	1,111	1,002	2,113
Milled - 000	- tonnes /	- tons	- reef	507	508	1,015	559	560	1,119
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	507	508	1,015	559	560	1,119
Yield	- g/t	/ - oz/t	- reef	4.70	4.69	4.69	0.137	0.137	0.137
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- average	4.70	4.69	4.69	0.137	0.137	0.137
Gold produced	- kg	/ - oz 000	- reef	2,383	2,380	4,763	76	77	153
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	2,383	2,380	4,763	76	77	153
Gold sold	- kg	/ - oz 000	- total	2,325	2,385	4,710	74	78	152
Revenue	- R/kg	/ - $/oz	- sold	71,823	71,508	71,663	278	284	281
Total cash costs	- R	/ - $	- ton milled	250	235	242	28	27	28
	- R/kg	/ - $/oz	- produced	53,106	50,087	51,597	206	199	202
PRODUCTIVITY									
per employee	- g	/ - oz	- target	191	180	186	6.15	5.79	5.97
			- actual	182	186	184	5.86	5.99	5.93
per employee	- m2	/ - ft2	- target	7.81	7.30	7.55	84.03	78.54	81.27
			- actual	7.90	7.29	7.60	85.06	78.43	81.78
FINANCIAL RESULTS (MILLION)									
Gold sales				167.0	170.5	337.5	20.8	21.8	42.6
Cost of sales				147.2	138.0	285.2	18.2	17.6	35.8
Cash operating costs				125.5	118.3	243.8	15.6	15.1	30.7
Other cash costs				1.0	1.0	2.0	0.1	0.1	0.2
Total cash costs				126.5	119.3	245.8	15.7	15.2	30.9
Retrenchment costs				1.3	0.4	1.7	0.1	0.1	0.2
Rehabilitation and other non-cash costs				0.2	-	0.2	-	-	-
Production costs				128.0	119.7	247.7	15.8	15.3	31.1
Amortisation of mining assets				15.0	15.3	30.3	1.9	1.9	3.8
Inventory change				4.2	3.0	7.2	0.5	0.4	0.9
Operating profit				19.8	32.5	52.3	2.6	4.2	6.8
Capital expenditure				6.4	4.3	10.7	0.9	0.5	1.4

SOUTH AFRICAN REGION
VAAL RIVER

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
SURFACE OPERATIONS				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons	- reclamation from rehabilitation	32	32	64	35	35	70
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	1,503	1,305	2,808	1,657	1,438	3,095
			- total	1,535	1,337	2,872	1,692	1,473	3,165
Yield	- g/t	/ - oz/t	- reclamation from rehabilitation	2.26	1.55	1.90	0.066	0.045	0.056
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	0.49	0.58	0.53	0.014	0.017	0.016
			- average	0.53	0.61	0.56	0.015	0.018	0.016
Gold produced	- kg	/ - oz 000	- reclamation from rehabilitation	72	50	122	2	2	4
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	739	760	1,499	24	24	48
			- total	811	810	1,621	26	26	52
Gold sold	- kg	/ - oz 000	- total	791	809	1,600	26	26	52
Revenue	- R/kg	/ - $/oz	- sold	71,810	71,493	71,647	278	284	281
Total cash costs *	- R	/ - $	- ton milled	21	21	21	2	2	2
	- R/kg	/ - $/oz	- produced	43,165	36,300	39,684	167	144	155
PRODUCTIVITY									
per employee	- g	/ - oz	- target	316	321	318	10.14	10.33	10.24
			- actual	484	512	497	15.56	16.45	15.99
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold sales				56.8	57.8	114.6	7.0	7.4	14.4
Cost of sales				30.9	27.6	58.5	3.9	3.5	7.4
Cash operating costs				31.8	27.5	59.3	4.0	3.5	7.5
Other cash costs				0.1	0.1	0.2	-	-	-
Total cash costs				31.9	27.6	59.5	4.0	3.5	7.5
Retrenchment costs				-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				31.9	27.6	59.5	4.0	3.5	7.5
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				(1.0)	-	(1.0)	(0.1)	-	(0.1)
Operating profit				25.9	30.2	56.1	3.1	3.9	7.0
				Moab Khotsong					
Capital expenditure				90.4	75.8	166.2	11.2	9.7	20.9

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Material treated	- tonnes / - tons	- 000		10,176	11,142	21,318	11,217	12,282	23,499
Yield	- g/t / - oz/t			0.23	0.26	0.24	0.007	0.007	0.007
Gold produced	- kg / - oz 000			2,368	2,848	5,216	76	92	168
Gold sold	- kg / - oz 000			2,638	2,600	5,238	85	83	168
Revenue	- R/kg / - $/oz	- sold		71,810	71,462	71,637	278	285	281
Total cash costs	- R / - $	- ton treated		15	13	14	2	2	2
	- R/kg / - $/oz	- produced		64,414	52,415	57,863	249	208	227
PRODUCTIVITY									
per employee	- g / - oz	- target		621	614	618	19.97	19.76	19.86
		- actual		628	744	687	20.18	23.94	22.07
FINANCIAL RESULTS (MILLION)									
Gold sales				189.5	185.8	375.3	23.6	23.8	47.4
Cost of sales				171.3	156.3	327.6	21.2	20.0	41.2
Cash operating costs				152.0	148.7	300.7	18.9	19.0	37.9
Other cash costs				0.7	0.5	1.2	-	0.1	0.1
Total cash costs				152.7	149.2	301.9	18.9	19.1	38.0
Retrenchment costs				0.5	0.3	0.8	0.1	-	0.1
Rehabilitation and other non-cash costs				3.7	4.5	8.2	0.4	0.6	1.0
Production costs				156.9	154.0	310.9	19.4	19.7	39.1
Amortisation of mining assets				3.6	8.4	12.0	0.4	1.1	1.5
Inventory change				10.8	(6.1)	4.7	1.4	(0.8)	0.6
Operating profit				18.2	29.5	47.7	2.4	3.8	6.2
Capital expenditure				0.5	0.5	1.0	-	0.1	0.1

SOUTH AFRICAN REGION
FREE STATE

BAMBANANI MINE					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	71	68	139	766	731	1,497
Milled - 000	- tonnes	/	- tons	- reef	437	401	838	482	442	924
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	437	401	838	482	442	924
Yield	- g/t	/	- oz/t	- reef	7.82	7.78	7.80	0.228	0.227	0.227
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.82	7.78	7.80	0.228	0.227	0.227
Gold produced	- kg	/	- oz 000	- reef	3,418	3,116	6,534	110	100	210
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,418	3,116	6,534	110	100	210
Gold sold	- kg	/	- oz 000	- total	3,389	3,120	6,509	109	100	209
Revenue	- R/kg	/	- $/oz	- sold	71,828	71,854	71,840	278	284	281
Total cash costs	- R	/	- $	- ton milled	471	479	475	53	55	54
	- R/kg	/	- $/oz	- produced	60,185	61,559	60,840	233	245	239
PRODUCTIVITY										
per employee	- g	/	- oz	- target	183	151	167	5.89	4.87	5.37
				- actual	163	142	152	5.23	4.57	4.89
per employee	- m2	/	- ft2	- target	3.92	3.37	3.64	42.20	36.31	39.22
				- actual	3.38	3.10	3.24	36.41	33.33	34.84
FINANCIAL RESULTS (MILLION)										
Gold sales					243.4	224.2	467.6	30.3	28.6	58.9
Cost of sales					225.3	203.7	429.0	27.9	26.1	54.0
Cash operating costs					204.4	190.5	394.9	25.5	24.3	49.8
Other cash costs					1.3	1.4	2.7	0.1	0.2	0.3
Total cash costs					205.7	191.9	397.6	25.6	24.5	50.1
Retrenchment costs					7.5	6.7	14.2	0.9	0.9	1.8
Rehabilitation and other non-cash costs					0.1	-	0.1	-	-	-
Production costs					213.3	198.6	411.9	26.5	25.4	51.9
Amortisation of mining assets					11.7	10.8	22.5	1.4	1.4	2.8
Inventory change					0.3	(5.7)	(5.4)	-	(0.7)	(0.7)
Operating profit					18.1	20.5	38.6	2.4	2.5	4.9
Capital expenditure					7.8	4.7	12.5	1.0	0.6	1.6

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
TSHEPONG MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	102	93	195	1,096	1,000	2,096
Milled - 000	- tonnes	/	- tons	- reef	366	337	703	403	372	775
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	366	337	703	403	372	775
Yield	- g/t	/	- oz/t	- reef	8.61	7.98	8.31	0.251	0.233	0.242
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	8.61	7.98	8.31	0.251	0.233	0.242
Gold produced	- kg	/	- oz 000	- reef	3,150	2,692	5,842	101	87	188
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,150	2,692	5,842	101	87	188
Gold sold	- kg	/	- oz 000	- total	3,119	2,693	5,812	100	87	187
Revenue	- R/kg	/	- $/oz	- sold	71,830	71,623	71,734	278	284	281
Total cash costs	- R	/	- $	- ton milled	384	402	392	43	47	45
	- R/kg	/	- $/oz	- produced	44,579	50,301	47,216	173	200	185
PRODUCTIVITY										
per employee	- g	/	- oz	- target	171	172	172	5.50	5.54	5.52
				- actual	227	190	208	7.28	6.10	6.69
per employee	- m2	/	- ft2	- target	6.50	6.44	6.47	70.00	69.33	69.67
				- actual	7.32	6.55	6.93	78.75	70.54	74.61
FINANCIAL RESULTS (MILLION)										
Gold sales					224.0	192.9	416.9	27.9	24.6	52.5
Cost of sales					169.1	144.2	313.3	21.0	18.4	39.4
Cash operating costs					139.7	134.6	274.3	17.4	17.2	34.6
Other cash costs					0.8	0.8	1.6	0.1	0.1	0.2
Total cash costs					140.5	135.4	275.9	17.5	17.3	34.8
Retrenchment costs					3.3	1.8	5.1	0.4	0.2	0.6
Rehabilitation and other non-cash costs					0.2	-	0.2	-	-	-
Production costs					144.0	137.2	281.2	17.9	17.5	35.4
Amortisation of mining assets					22.9	19.8	42.7	2.9	2.5	5.4
Inventory change					2.2	(12.8)	(10.6)	0.2	(1.6)	(1.4)
Operating profit					54.9	48.7	103.6	6.9	6.2	13.1
Capital expenditure					-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
MATJHABENG MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	40	44	84	425	478	903
Milled - 000	- tonnes /	- tons	- reef	207	247	454	228	272	500
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	207	247	454	228	272	500
Yield	- g/t /	- oz/t	- reef	6.95	6.92	6.93	0.203	0.202	0.202
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	6.95	6.92	6.93	0.203	0.202	0.202
Gold produced	- kg /	- oz 000	- reef	1,440	1,707	3,147	46	55	101
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	1,440	1,707	3,147	46	55	101
Gold sold	- kg /	- oz 000	- total	1,429	1,710	3,139	46	55	101
Revenue	- R/kg /	- $/oz	- sold	71,826	71,784	71,803	278	284	282
Total cash costs	- R /	- $	- ton milled	420	491	459	47	57	53
	- R/kg /	- $/oz	- produced	60,344	71,032	66,140	234	282	260
PRODUCTIVITY									
per employee	- g /	- oz	- target	146	143	145	4.70	4.60	4.65
			- actual	129	130	129	4.13	4.17	4.15
per employee	- m2 /	- ft2	- target	3.63	3.70	3.67	39.10	39.83	39.47
			- actual	3.52	3.37	3.44	37.94	36.29	37.05
FINANCIAL RESULTS (MILLION)									
Gold sales				102.6	122.8	225.4	12.7	15.7	28.4
Cost of sales				127.9	152.7	280.6	16.0	19.5	35.5
Cash operating costs				85.9	120.1	206.0	10.7	15.4	26.1
Other cash costs				1.0	1.1	2.1	0.2	0.1	0.3
Total cash costs				86.9	121.2	208.1	10.9	15.5	26.4
Retrenchment costs				33.6	34.0	67.6	4.2	4.3	8.5
Rehabilitation and other non-cash costs				0.1	-	0.1	-	-	-
Production costs				120.6	155.2	275.8	15.1	19.8	34.9
Amortisation of mining assets				3.0	3.8	6.8	0.4	0.5	0.9
Inventory change				4.3	(6.3)	(2.0)	0.5	(0.8)	(0.3)
Operating profit				(25.3)	(29.9)	(55.2)	(3.3)	(3.8)	(7.1)
Capital expenditure				-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
JOEL MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	58	62	120	621	672	1,293
Milled - 000	- tonnes /	- tons	- reef	261	305	566	288	336	624
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	261	305	566	288	336	624
Yield	- g/t	/ - oz/t	- reef	4.21	3.40	3.77	0.123	0.099	0.110
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	4.21	3.40	3.77	0.123	0.099	0.110
Gold produced	- kg	/ - oz 000	- reef	1,099	1,036	2,135	36	33	69
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	1,099	1,036	2,135	36	33	69
Gold sold	- kg	/ - oz 000	- total	1,180	1,025	2,205	38	33	71
Revenue	- R/kg	/ - $/oz	- sold	88,348	99,219	93,403	342	394	367
Total cash costs	- R	/ - $	- ton milled	375	347	360	42	40	41
	- R/kg	/ - $/oz	- produced	89,091	102,157	95,433	345	406	375
PRODUCTIVITY									
per employee	- g	/ - oz	- target	158	153	155	5.07	4.92	4.99
			- actual	110	84	96	3.54	2.71	3.08
per employee	- m2	/ - ft2	- target	6.64	6.28	6.45	71.48	67.56	69.47
			- actual	5.78	5.07	5.39	62.22	54.61	58.02
FINANCIAL RESULTS (MILLION)									
Gold sales				104.3	101.7	206.0	13.0	13.0	26.0
Cost of sales				122.5	134.1	256.6	15.2	17.1	32.3
Cash operating costs				97.1	105.0	202.1	12.1	13.4	25.5
Other cash costs				0.8	0.8	1.6	0.1	0.1	0.2
Total cash costs				97.9	105.8	203.7	12.2	13.5	25.7
Retrenchment costs				16.8	1.9	18.7	2.1	0.2	2.3
Rehabilitation and other non-cash costs				0.1	-	0.1	-	-	-
Production costs				114.8	107.7	222.5	14.3	13.7	28.0
Amortisation of mining assets				9.4	24.7	34.1	1.1	3.2	4.3
Inventory change				(1.7)	1.7	-	(0.2)	0.2	-
Operating profit				(18.2)	(32.4)	(50.6)	(2.2)	(4.1)	(6.3)
Capital expenditure				13.7	6.4	20.1	1.7	0.8	2.5

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	107	243	350	118	268	386
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	764	718	1,482	842	791	1,634
				- total	871	961	1,832	960	1,060	2,020
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	1.84	1.08	1.31	0.054	0.032	0.038
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.69	0.80	0.74	0.020	0.023	0.022
				- average	0.83	0.87	0.85	0.024	0.025	0.025
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	197	263	461	6	9	15
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	525	575	1,100	17	18	35
				- total	722	838	1,560	23	27	50
Gold sold	- kg	/	- oz 000	- total	714	837	1,551	23	27	50
Revenue	- R/kg	/	- $/oz	- sold	71,822	71,342	71,568	278	284	281
Total cash costs *	- R	/	- $	- ton milled	29	30	30	3	4	3
	- R/kg	/	- $/oz	- produced	42,584	37,834	40,102	165	150	157
PRODUCTIVITY										
per employee	- g	/	- oz	- target	349	391	369	11.22	12.56	11.87
				- actual	555	726	636	17.85	23.35	20.44
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					51.3	59.8	111.1	6.4	7.6	14.0
Cost of sales					21.3	27.6	48.9	2.6	3.5	6.1
Cash operating costs					22.3	21.7	44.0	2.7	2.8	5.5
Other cash costs					-	0.1	0.1	-	-	-
Total cash costs					22.3	21.8	44.1	2.7	2.8	5.5
Retrenchment costs					0.1	0.1	0.2	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					22.4	21.9	44.3	2.7	2.8	5.5
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					(1.1)	5.7	4.6	(0.1)	0.7	0.6
Operating profit					30.0	32.2	62.2	3.8	4.1	7.9
Capital expenditure					(0.2)	(2.9)	(3.1)	-	(0.4)	(0.4)

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS

TAUTONA MINE					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	73	65	138	782	701	1,483
Milled - 000	- tonnes	/	- tons	- reef	411	377	788	452	416	868
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	411	377	788	452	416	868
Yield	- g/t	/	- oz/t	- reef	11.87	12.41	12.13	0.346	0.362	0.354
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	11.87	12.41	12.13	0.346	0.362	0.354
Gold produced	- kg	/	- oz 000	- reef	4,870	4,683	9,553	156	151	307
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	4,870	4,683	9,553	156	151	307
Gold sold	- kg	/	- oz 000	- total	5,080	4,481	9,561	163	144	307
Revenue	- R/kg	/	- $/oz	- sold	71,826	71,798	71,813	278	285	281
Total cash costs	- R	/	- $	- ton milled	501	517	509	57	60	58
	- R/kg	/	- $/oz	- produced	42,229	41,687	41,963	164	166	165
PRODUCTIVITY										
per employee	- g	/	- oz	- target	276	253	264	8.87	8.14	8.50
				- actual	265	245	255	8.51	7.89	8.19
per employee	- m2	/	- ft2	- target	4.18	3.97	4.08	45.00	42.76	43.87
				- actual	3.95	3.41	3.68	42.51	36.72	39.56
FINANCIAL RESULTS (MILLION)										
Gold sales					364.9	321.7	686.6	45.4	41.1	86.5
Cost of sales					221.0	209.1	430.1	27.5	26.7	54.2
Cash operating costs					204.3	193.9	398.2	25.4	24.8	50.2
Other cash costs					1.3	1.4	2.7	0.1	0.2	0.3
Total cash costs					205.6	195.3	400.9	25.5	25.0	50.5
Retrenchment costs					3.0	1.2	4.2	0.4	0.1	0.5
Rehabilitation and other non-cash costs					0.1	-	0.1	-	-	-
Production costs					208.7	196.5	405.2	25.9	25.1	51.0
Amortisation of mining assets					7.8	14.8	22.6	1.0	1.9	2.9
Inventory change					4.5	(2.2)	2.3	0.6	(0.3)	0.3
Operating profit					143.9	112.6	256.5	17.9	14.4	32.3
Capital expenditure					17.1	7.9	25.0	2.1	1.0	3.1

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
SAVUKA MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	50	46	96	547	491	1,038
Milled - 000	- tonnes	/	- tons	- reef	246	217	463	271	239	510
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	246	217	463	271	239	510
Yield	- g/t	/	- oz/t	- reef	8.20	8.14	8.17	0.239	0.237	0.238
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	8.20	8.14	8.17	0.239	0.237	0.238
Gold produced	- kg	/	- oz 000	- reef	2,017	1,764	3,781	65	57	122
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,017	1,764	3,781	65	57	122
Gold sold	- kg	/	- oz 000	- total	2,090	1,694	3,784	67	55	122
Revenue	- R/kg	/	- $/oz	- sold	71,824	71,705	71,771	278	286	281
Total cash costs	- R	/	- $	- ton milled	522	547	533	59	63	61
	- R/kg	/	- $/oz	- produced	63,636	67,173	65,286	246	267	256
PRODUCTIVITY										
per employee	- g	/	- oz	- target	163	169	166	5.23	5.44	5.33
				- actual	157	137	147	5.05	4.40	4.72
per employee	- m2	/	- ft2	- target	4.40	4.52	4.46	47.39	48.69	48.04
				- actual	3.95	3.54	3.75	42.51	38.15	40.33
FINANCIAL RESULTS (MILLION)										
Gold sales					150.1	121.4	271.5	18.7	15.5	34.2
Cost of sales					143.4	121.5	264.9	17.8	15.5	33.3
Cash operating costs					127.4	117.5	244.9	15.9	15.0	30.9
Other cash costs					0.9	1.0	1.9	0.1	0.1	0.2
Total cash costs					128.3	118.5	246.8	16.0	15.1	31.1
Retrenchment costs					2.9	1.2	4.1	0.4	0.1	0.5
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					131.2	119.7	250.9	16.4	15.2	31.6
Amortisation of mining assets					1.8	14.0	15.8	0.2	1.8	2.0
Inventory change					10.4	(12.2)	(1.8)	1.2	(1.5)	(0.3)
Operating profit					6.7	(0.1)	6.6	0.9	-	0.9
Capital expenditure					-	-	-	-	-	-

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
MPONENG MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	56	63	119	596	680	1,276
Milled - 000	- tonnes	/	- tons	- reef	346	369	715	382	407	789
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	346	369	715	382	407	789
Yield	- g/t	/	- oz/t	- reef	7.09	6.91	7.00	0.207	0.202	0.204
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.09	6.91	7.00	0.207	0.202	0.204
Gold produced	- kg	/	- oz 000	- reef	2,453	2,553	5,006	79	82	161
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,453	2,553	5,006	79	82	161
Gold sold	- kg	/	- oz 000	- total	2,541	2,469	5,010	82	79	161
Revenue	- R/kg	/	- $/oz	- sold	71,826	71,521	71,676	278	289	281
Total cash costs	- R	/	- $	- ton milled	499	440	469	56	51	54
	- R/kg	/	- $/oz	- produced	70,461	63,654	66,989	273	253	263
PRODUCTIVITY										
per employee	- g	/	- oz	- target	182	188	185	5.85	6.06	5.95
				- actual	149	153	151	4.79	4.93	4.86
per employee	- m2	/	- ft2	- target	4.54	4.42	4.48	48.83	47.62	48.22
				- actual	3.36	3.80	3.58	36.17	40.90	38.54
FINANCIAL RESULTS (MILLION)										
Gold sales					182.5	176.6	359.1	22.7	22.6	45.3
Cost of sales					220.3	187.5	407.8	27.5	24.0	51.5
Cash operating costs					171.5	161.2	332.7	21.4	20.6	42.0
Other cash costs					1.4	1.3	2.7	0.1	0.2	0.3
Total cash costs					172.9	162.5	335.4	21.5	20.8	42.3
Retrenchment costs					3.6	0.9	4.5	0.5	0.1	0.6
Rehabilitation and other non-cash costs					0.1	-	0.1	-	-	-
Production costs					176.6	163.4	340.0	22.0	20.9	42.9
Amortisation of mining assets					45.3	18.9	64.2	5.7	2.4	8.1
Inventory change					(1.6)	5.2	3.6	(0.2)	0.7	0.5
Operating profit					(37.8)	(10.9)	(48.7)	(4.8)	(1.4)	(6.2)
Capital expenditure					62.7	46.5	109.2	7.8	5.9	13.7

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
ELANDSRAND MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	28	28	-	301	301
Milled - 000	- tonnes	/	- tons	- reef	-	99	99	-	109	109
				- waste	-	2	2	-	2	2
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	-	101	101	-	111	111
Yield	- g/t	/	- oz/t	- reef	-	6.24	6.24	-	0.182	0.182
				- waste	-	1.00	1.00	-	0.029	0.029
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	-	6.13	6.13	-	0.179	0.179
Gold produced	- kg	/	- oz 000	- reef	-	618	618	-	20	20
				- waste	-	2	2	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	-	620	620	-	20	20
Gold sold	- kg	/	- oz 000	- total	-	623	623	-	20	20
Revenue	- R/kg	/	- $/oz	- sold	-	67,726	67,726	-	271	271
Total cash costs	- R	/	- $	- ton milled	-	554	554	-	65	65
	- R/kg	/	- $/oz	- produced	-	90,300	90,300	-	362	362
PRODUCTIVITY										
per employee	- g	/	- oz	- target	-	134	134	-	4.31	4.31
				- actual	-	104	104	-	3.34	3.34
per employee	- m2	/	- ft2	- target	-	5.25	5.25	-	56.53	56.53
				- actual	-	4.69	4.69	-	50.48	50.48
FINANCIAL RESULTS (MILLION)										
Gold sales					-	42.2	42.2	-	5.4	5.4
Cost of sales					-	56.2	56.2	-	7.2	7.2
Cash operating costs					-	55.5	55.5	-	7.2	7.2
Other cash costs					-	0.4	0.4	-	0.1	0.1
Total cash costs					-	55.9	55.9	-	7.2	7.2
Retrenchment costs					-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					-	55.9	55.9	-	7.2	7.2
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					-	0.3	0.3	-	-	-
Operating profit					-	(14.0)	(14.0)	-	(1.8)	(1.8)
Capital expenditure					0.2	11.8	12.0	-	1.5	1.5

SOUTH AFRICAN REGION
WEST WITS

DEELKRAAL MINE					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	9	9	-	93	93
Milled - 000	- tonnes	/	- tons	- reef	-	55	55	-	61	61
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	-	55	55	-	61	61
Yield	- g/t	/	- oz/t	- reef	-	7.55	7.55	-	0.220	0.220
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	-	7.55	7.55	-	0.220	0.220
Gold produced	- kg	/	- oz 000	- reef	-	417	417	-	13	13
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	-	417	417	-	13	13
Gold sold	- kg	/	- oz 000	- total	-	419	419	-	13	13
Revenue	- R/kg	/	- $/oz	- sold	-	67,726	67,726	-	271	271
Total cash costs	- R	/	- $	- ton milled	-	625	625	-	73	73
	- R/kg	/	- $/oz	- produced	-	82,790	82,790	-	331	331
PRODUCTIVITY										
per employee	- g	/	- oz	- target	-	140	140	-	4.50	4.50
				- actual	-	123	123	-	3.97	3.97
per employee	- m2	/	- ft2	- target	-	3.37	3.37	-	36.28	36.28
				- actual	-	2.55	2.55	-	27.45	27.45
FINANCIAL RESULTS (MILLION)										
Gold sales					-	28.4	28.4	-	3.6	3.6
Cost of sales					-	34.8	34.8	-	4.4	4.4
Cash operating costs					-	34.3	34.3	-	4.4	4.4
Other cash costs					-	0.2	0.2	-	-	-
Total cash costs					-	34.5	34.5	-	4.4	4.4
Retrenchment costs					-	0.2	0.2	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					-	34.7	34.7	-	4.4	4.4
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					-	0.1	0.1	-	-	-
Operating profit					-	(6.4)	(6.4)	-	(0.8)	(0.8)
Capital expenditure					-	-	-	-	-	-

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
SURFACE OPERATIONS					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	2	1	3	2	1	3
				- waste	-	-	-	-		
				- surface and						
				dump reclamation	-	42	42	-	46	46
				- total	2	43	45	2	47	49
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	0.01	14.56	5.68	-	0.425	0.166
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	0.60	0.60	-	0.018	0.018
				- average	0.01	1.03	0.98	-	0.030	0.029
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	-	19	19	-	1	1
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	25	25	-	1	1
				- total	-	44	44	-	1	1
Gold sold	- kg	/	- oz 000	- total	-	44	44	-	1	1
Revenue	- R/kg	/	- $/oz	- sold	-	67,726	67,726	-	271	271
Total cash costs*	- R	/	- $	- ton milled	-	4	4	-	-	-
	- R/kg	/	- $/oz	- produced	-	6,134	6,082	-	28	28
PRODUCTIVITY										
per employee	- g	/	- oz	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					-	3.0	3.0	-	0.4	0.4
Cost of sales					-	0.2	0.2	-	-	-
Cash operating costs					-	0.2	0.2	-	-	-
Other cash costs					-	-	-	-	-	-
Total cash costs					-	0.2	0.2	-	-	-
Retrenchment costs					-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					-	0.2	0.2	-	-	-
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					-	-	-	-	-	-
Operating profit					-	2.8	2.8	-	0.4	0.4
Capital expenditure					-	-	-	-	-	-

* Excludes reclamation from rehabilitation

AFRICAN REGION

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
NAVACHAB					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Mined	- tonnes	/	- tons	- 000	1,395	923	2,318	1,538	1,017	2,555
Volume mined	- bcm	/	- bcy	- 000	441	270	711	577	353	930
Stripping ratio				- t(mined-treated)						
				/t treated	3.36	1.92	2.64	3.36	1.92	2.64
Treated	- tonnes	/	- tons	- 000	320	316	636	352	349	701
Yield	- g/t	/	- oz/t		2.15	2.04	2.10	0.063	0.060	0.061
Gold produced	- kg	/	- oz 000		689	646	1,335	22	21	43
Gold sold	- kg	/	- oz 000		689	646	1,335	22	21	43
Revenue	- R/kg	/	- $/oz	- sold	71,175	67,014	69,161	276	266	271
Total cash costs	- R/kg	/	- $/oz	- produced	41,765	43,863	42,780	162	174	168
PRODUCTIVITY										
per employee	- g	/	- oz	- target	584	611	597	18.77	19.63	19.20
				- actual	659	623	641	21.19	20.03	20.61
FINANCIAL RESULTS (MILLION)										
Gold sales					49.0	43.3	92.3	6.1	5.5	11.6
Cost of sales					30.2	30.8	61.0	3.8	3.9	7.7
Cash operating costs					28.5	28.1	56.6	3.5	3.6	7.1
Other cash costs					0.3	0.2	0.5	0.1	-	0.1
Total cash costs					28.8	28.3	57.1	3.6	3.6	7.2
Rehabilitation and other non-cash costs					(0.2)	0.2	-	-	-	-
Production costs					28.6	28.5	57.1	3.6	3.6	7.2
Amortisation of mining assets					2.2	2.1	4.3	0.2	0.3	0.5
Inventory change					(0.6)	0.2	(0.4)	-	-	-
Operating profit					18.8	12.5	31.3	2.3	1.6	3.9
Capital expenditure					0.4	0.9	1.3	0.1	0.1	0.2

AFRICAN REGION

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
SADIOLA - Attributable 38%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Mined	- tonnes /	- tons	- 000	1,531	1,791	3,322	1,688	1,974	3,662
Volume mined	- bcm /	- bcy	- 000	854	1,014	1,868	1,116	1,327	2,443
Stripping ratio			- t(mined-treated)						
			/t treated	2.08	2.51	2.30	2.08	2.51	2.30
Treated	- tonnes /	- tons	- 000	498	510	1,008	549	562	1,111
Yield	- g/t /	- oz/t		3.25	3.02	3.13	0.095	0.088	0.091
Gold produced	- kg /	- oz 000		1,616	1,541	3,157	52	50	102
Gold sold	- kg /	- oz 000		1,511	1,484	2,995	49	48	97
Revenue	- R/kg /	- $/oz	- sold	78,417	73,523	75,993	304	292	298
Total cash costs	- R/kg /	- $/oz	- produced	32,361	32,591	32,473	125	130	127
PRODUCTIVITY									
per employee	- g /	- oz	- target	2 399	1 999	2 199	77.13	64.26	70.70
			- actual	2 449	2 335	2 392	78.72	75.08	76.90
FINANCIAL RESULTS (MILLION)									
Gold sales				118.6	109.1	227.7	14.8	13.9	28.7
Cost of sales				73.8	73.2	147.0	9.2	9.3	18.5
Cash operating costs				44.0	42.6	86.6	5.5	5.4	10.9
Other cash costs				8.3	7.6	15.9	1.0	1.0	2.0
Total cash costs				52.3	50.2	102.5	6.5	6.4	12.9
Rehabilitation and other non-cash costs				0.3	1.1	1.4	0.1	0.1	0.2
Production costs				52.6	51.3	103.9	6.6	6.5	13.1
Amortisation of mining assets				25.6	24.7	50.3	3.1	3.2	6.3
Inventory change				(4.4)	(2.8)	(7.2)	(0.5)	(0.4)	(0.9)
Operating profit				44.8	35.9	80.7	5.6	4.6	10.2
Capital expenditure				10.0	5.9	15.9	1.2	0.8	2.0

AFRICAN REGION

			Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
MORILA - Attributable 40%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Mined	- tonnes / - tons	- 000	2,390	1,657	4,047	2,635	1,826	4,461
Volume mined	- bcm / - bcy	- 000	1,164	815	1,979	1,523	1,066	2,589
Stripping ratio		- t(mined-treated)						
		/t treated	7.11	6.03	6.63	7.11	6.03	6.63
Treated	- tonnes / - tons	- 000	295	236	531	325	260	585
Yield	- g/t / - oz/t		6.91	8.41	7.58	0.202	0.245	0.221
Gold produced	- kg / - oz 000		2,037	1,984	4,021	65	64	129
Gold sold	- kg / - oz 000		2,037	1,984	4,021	65	64	129
Revenue	- R/kg / - $/oz	- sold	70,635	66,698	68,693	274	265	269
Total cash costs	- R/kg / - $/oz	- produced	25,814	22,535	24,196	100	90	95
PRODUCTIVITY								
per employee	- g / - oz	- target	4 375	4 467	4 421	140.67	143.61	142.12
		- actual	4 310	4 714	4 500	138.55	151.55	144.67
FINANCIAL RESULTS (MILLION)								
Gold sales			143.9	132.3	276.2	17.9	16.9	34.8
Cost of sales			90.1	83.6	173.7	11.4	10.6	22.0
Cash operating costs			42.7	35.6	78.3	5.4	4.5	9.9
Other cash costs			9.9	9.1	19.0	1.2	1.2	2.4
Total cash costs			52.6	44.7	97.3	6.6	5.7	12.3
Rehabilitation and other non-cash costs			0.4	0.4	0.8	0.1	-	0.1
Production costs			53.0	45.1	98.1	6.7	5.7	12.4
Amortisation of mining assets			37.9	38.7	76.6	4.8	4.9	9.7
Inventory change			(0.8)	(0.2)	(1.0)	(0.1)	-	(0.1)
Operating profit			53.8	48.7	102.5	6.5	6.3	12.8
Capital expenditure			16.9	31.8	48.7	2.1	4.1	6.2

AFRICAN REGION

			Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
GEITA - Attributable 50%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Mined	- tonnes / - tons	- 000	3,940	3,382	7,322	4,343	3,728	8,071
Volume mined	- bcm / - bcy	- 000	1,449	1,405	2,854	1,896	1,837	3,733
Stripping ratio		- t(mined-treated)						
		/t treated	4.84	7.38	5.79	4.84	7.38	5.79
Treated	- tonnes / - tons	- 000	675	404	1,079	744	445	1,189
Yield	- g/t / - oz/t		3.31	4.64	3.81	0.097	0.135	0.111
Gold produced	- kg / - oz 000		2,237	1,875	4,112	72	60	132
Gold sold	- kg / - oz 000		2,237	1,875	4,112	72	60	132
Revenue	- R/kg / - $/oz	- sold	74,537	74,189	74,378	289	295	291
Total cash costs	- R/kg / - $/oz	- produced	34,275	35,392	34,784	133	141	136
PRODUCTIVITY								
per employee	- g / - oz	- target	1 850	1 734	1 794	59.49	55.76	57.67
		- actual	1 977	2 029	2 000	63.55	65.23	64.31
FINANCIAL RESULTS (MILLION)								
Gold revenue			166.7	139.1	305.8	20.7	17.8	38.5
Cost of sales			108.2	102.6	210.8	13.4	13.1	26.5
Cash operating costs			70.3	61.5	131.8	8.7	7.9	16.6
Other cash costs			6.3	4.9	11.2	0.8	0.6	1.4
Total cash costs			76.6	66.4	143.0	9.5	8.5	18.0
Rehabilitation and other non-cash costs			(1.1)	1.1	-	(0.1)	0.1	-
Production costs			75.5	67.5	143.0	9.4	8.6	18.0
Amortisation of mining assets			25.4	30.3	55.7	3.1	3.9	7.0
Inventory change			7.3	4.8	12.1	0.9	0.6	1.5
Operating profit			58.5	36.5	95.0	7.3	4.7	12.0
Capital expenditure			8.2	29.2	37.4	1.0	3.7	4.7

NORTH AMERICAN REGION

			Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
CRIPPLE CREEK & VICTOR J.V.			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Open-pit Operations								
Mined	- tonnes / - tons	- 000	7,281	6,978	14,259	8,026	7,692	15,718
Stripping ratio		- t(mined-treated)						
		/t treated	1.46	1.15	1.30	1.46	1.15	1.30
Treated	- tonnes / - tons	- 000	2,959	3,241	6,200	3,261	3,573	6,834
Gold in ore	- kg / - oz 000		3,323	3,417	6,740	107	110	217
Yield	- g/t / - oz/t		0.60	0.48	0.54	0.018	0.014	0.016
Gold produced	- kg / - oz 000		1,784	1,572	3,356	57	51	108
Total								
Yield	- g/t / - oz/t		0.60	0.48	0.54	0.018	0.014	0.016
Gold produced	- kg / - oz 000		1,784	1,572	3,356	57	51	108
Gold sold	- kg / - oz 000		1,784	1,572	3,356	57	51	108
Revenue	- R/kg / - $/oz	- sold	82,131	81,505	81,837	318	324	321
Total cash costs	- R/kg / - $/oz	- produced	* 45,677	42,519	44,198	177	169	173
PRODUCTIVITY								
per employee	- g / - oz	- target	2,284	1,953	2,119	73.45	62.80	68.13
		- actual	2,158	1,910	2,034	69.37	61.40	65.40
FINANCIAL RESULTS (MILLION)								
Gold sales			146.6	128.1	274.7	18.3	16.3	34.6
Cost of sales			121.4	101.9	223.3	15.2	13.0	28.2
Cash operating costs			106.3	95.0	201.3	13.3	12.1	25.4
Other cash costs			-	-	-	-	-	-
Total cash costs			106.3	95.0	201.3	13.3	12.1	25.4
Rehabilitation and other non-cash costs			(5.5)	(5.7)	(11.2)	(0.7)	(0.7)	(1.4)
Production costs			100.8	89.3	190.1	12.6	11.4	24.0
Amortisation of mining assets			45.4	40.8	86.2	5.7	5.2	10.9
Inventory change			(24.8)	(28.2)	(53.0)	(3.1)	(3.6)	(6.7)
Operating profit			25.2	26.2	51.4	3.1	3.3	6.4
Capital expenditure			156.2	83.9	240.1	19.4	10.7	30.1

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.
* Total cash cost calculation includes inventory

NORTH AMERICAN REGION

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
JERRITT CANYON J.V. - Attributable 70%					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes	/	- tons	- 000	302	314	616	334	346	680
Treated	- tonnes	/	- tons	- 000	227	236	463	251	260	511
Gold in ore	- kg	/	- oz 000		1,510	1,677	3,187	48	54	102
Yield	- g/t	/	- oz/t		9.95	9.84	9.89	0.290	0.287	0.289
Gold produced	- kg	/	- oz 000		2,263	2,321	4,584	73	74	147
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	-	-	-	-	-	-
Stripping ratio			- t(mined-treated)							
			/t treated		-	-	-	-	-	-
Treated	- tonnes	/	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg	/	- oz 000		-	-	-	-	-	-
Yield	- g/t	/	- oz/t		-	-	-	-	-	-
Gold produced	- kg	/	- oz 000		-	-	-	-	-	-
Total										
Yield	- g/t	/	- oz/t		9.95	9.84	9.89	0.290	0.287	0.289
Gold produced	- kg	/	- oz 000		2,263	2,321	4,584	73	74	147
Gold sold	- kg	/	- oz 000		2,263	2,321	4,584	73	75	148
Revenue	- R/kg	/	- $/oz	- sold	82,084	81,382	81,729	318	324	321
Total cash costs	- R/kg	/	- $/oz	- produced	56,059	58,437	57,263	217	232	225
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,493	2,585	2,539	80.15	83.12	81.62
				- actual	2,658	2,565	2,610	85.47	82.47	83.92
FINANCIAL RESULTS (MILLION)										
Gold sales					185.8	188.9	374.7	23.2	24.1	47.3
Cost of sales					163.1	178.0	341.1	20.4	22.6	43.0
Cash operating costs					126.8	135.7	262.5	15.8	17.3	33.1
Other cash costs					-	-	-	-	-	-
Total cash costs					126.8	135.7	262.5	15.8	17.3	33.1
Rehabilitation and other non-cash costs					2.6	2.6	5.2	0.4	0.3	0.7
Production costs					129.4	138.3	267.7	16.2	17.6	33.8
Amortisation of mining assets					36.9	39.5	76.4	4.6	5.0	9.6
Inventory change					(3.2)	0.2	(3.0)	(0.4)	-	(0.4)
Operating profit					22.7	10.9	33.6	2.8	1.5	4.3
Capital expenditure					22.5	23.7	46.2	2.8	3.0	5.8

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
MORRO VELHO				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	218	229	447	239	253	492
Treated	- tonnes /	- tons	- 000	217	228	445	240	253	493
Gold in ore	- kg /	- oz 000		1,647	1,563	3,210	53	50	103
Yield	- g/t /	- oz/t		7.10	6.37	6.72	0.207	0.186	0.196
Gold produced	- kg /	- oz 000		1,543	1,461	3,004	50	47	97
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	258	229	487	284	253	537
Stripping ratio			- t(mined-treated)						
			/t treated	16.74	8.49	11.59	16.74	8.49	11.59
Treated	- tonnes /	- tons	- 000	15	24	39	16	27	43
Gold in ore	- kg /	- oz 000		50	84	134	1	3	4
Yield	- g/t /	- oz/t		3.16	3.27	3.23	0.092	0.095	0.094
Gold produced	- kg /	- oz 000		46	79	125	1	3	4
Total									
Yield	- g/t /	- oz/t		6.85	6.07	6.44	0.200	0.177	0.188
Gold produced	- kg /	- oz 000		1,589	1,540	3,129	51	50	101
Gold sold	- kg /	- oz 000		1,686	1,686	3,372	54	54	108
Revenue	- R/kg /	- $/oz	- sold	82,116	81,549	81,832	318	323	321
Total cash costs	- R/kg /	- $/oz	- produced	35,708	32,907	34,330	138	131	135
PRODUCTIVITY									
per employee	- g /	- oz	- target	374	373	373	12.03	11.98	12.01
			- actual	376	367	371	12.08	11.79	11.93
FINANCIAL RESULTS (MILLION)									
Gold sales				138.4	137.5	275.9	17.3	17.5	34.8
Cost of sales				86.5	73.9	160.4	10.7	9.5	20.2
Cash operating costs				55.7	49.7	105.4	6.9	6.4	13.3
Other cash costs				1.0	1.0	2.0	0.2	0.1	0.3
Total cash costs				56.7	50.7	107.4	7.1	6.5	13.6
Rehabilitation and other non-cash costs				1.6	1.6	3.2	0.2	0.2	0.4
Production costs				58.3	52.3	110.6	7.3	6.7	14.0
Amortisation of mining assets				22.2	20.9	43.1	2.7	2.7	5.4
Inventory change				6.0	0.7	6.7	0.7	0.1	0.8
Operating profit				51.9	63.6	115.5	6.6	8.0	14.6
Capital expenditure				18.5	20.4	38.9	2.3	2.6	4.9

Note: The gold produced from underground and
open-pit operations is allocated on gold in ore.

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
SERRA GRANDE - Attributable 50%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	88	91	179	96	101	197
Treated	- tonnes /	- tons	- 000	93	91	184	103	100	203
Gold in ore	- kg /	- oz 000		802	777	1,579	26	25	51
Yield	- g/t /	- oz/t		8.15	8.18	8.16	0.238	0.239	0.238
Gold produced	- kg /	- oz 000		763	741	1,504	25	23	48
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Stripping ratio		- t(mined-treated)							
		/t treated		-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Total									
Yield	- g/t /	- oz/t		8.15	8.18	8.16	0.238	0.239	0.238
Gold produced	- kg /	- oz 000		763	741	1,504	25	23	48
Gold sold	- kg /	- oz 000		759	791	1,550	24	25	49
Revenue	- R/kg /	- $/oz	- sold	82,112	81,487	81,793	318	323	321
Total cash costs	- R/kg /	- $/oz	- produced	28,081	27,762	27,924	109	110	110
PRODUCTIVITY									
per employee	- g /	- oz	- target	945	933	939	30.39	29.99	30.19
			- actual	967	946	956	31.08	30.41	30.74
FINANCIAL RESULTS (MILLION)									
Gold sales				62.3	64.5	126.8	7.8	8.2	16.0
Cost of sales				33.0	33.7	66.7	4.1	4.3	8.4
Cash operating costs				20.5	19.7	40.2	2.6	2.5	5.1
Other cash costs				0.9	0.9	1.8	0.1	0.1	0.2
Total cash costs				21.4	20.6	42.0	2.7	2.6	5.3
Rehabilitation and other non-cash costs				0.5	0.6	1.1	-	0.1	0.1
Production costs				21.9	21.2	43.1	2.7	2.7	5.4
Amortisation of mining assets				11.0	10.9	21.9	1.4	1.4	2.8
Inventory change				0.1	1.6	1.7	-	0.2	0.2
Operating profit				29.3	30.8	60.1	3.7	3.9	7.6
Capital expenditure				5.8	3.4	9.2	0.8	0.4	1.2

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
CERRO VANGUARDIA - Attributable 46.25%			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Open-pit Operations								
Mined	- tonnes / - tons	- 000	1,430	1,227	2,657	1,577	1,352	2,929
Stripping ratio		- t(mined-treated)						
		/t treated	13.97	11.56	12.75	13.97	11.56	12.75
Treated	- tonnes / - tons	- 000	95	98	193	105	108	213
Gold in ore	- kg / - oz 000		972	1,081	2,053	31	35	66
Yield	- g/t / - oz/t		9.82	10.69	10.26	0.287	0.312	0.299
Gold produced	- kg / - oz 000		939	1,044	1,983	30	34	64
Total								
Yield	- g/t / - oz/t		9.82	10.69	10.26	0.287	0.312	0.299
Gold produced	- kg / - oz 000		939	1,044	1,983	30	34	64
Gold sold	- kg / - oz 000		987	998	1,985	32	32	64
Revenue	- R/kg / - $/oz	- sold	74,972	74,263	74,616	290	295	293
Total cash costs	- R/kg / - $/oz	- produced	37,387	36,359	36,846	145	144	145
PRODUCTIVITY								
per employee	- g / - oz	- target	1,398	1,541	1,469	44.95	49.54	47.24
		- actual	1,868	1,898	1,883	60.04	61.01	60.55
FINANCIAL RESULTS (MILLION)								
Gold sales			79.0	78.7	157.7	9.9	10.0	19.9
Cost of sales			60.0	61.7	121.7	7.5	7.8	15.3
Cash operating costs			29.9	33.0	62.9	3.7	4.2	7.9
Other cash costs			5.2	5.0	10.2	0.7	0.6	1.3
Total cash costs			35.1	38.0	73.1	4.4	4.8	9.2
Rehabilitation and other non-cash costs			1.7	1.7	3.4	0.2	0.2	0.4
Production costs			36.8	39.7	76.5	4.6	5.0	9.6
Amortisation of mining assets			22.7	22.0	44.7	2.8	2.8	5.6
Inventory change			0.5	-	0.5	0.1	-	0.1
Operating profit			19.0	17.0	36.0	2.4	2.2	4.6
Capital expenditure			8.3	17.1	25.4	1.0	2.2	3.2

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

AUSTRALIAN REGION

				Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
SUNRISE DAM				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined	- bcm /	- bcy	- 000	4,903	4,989	9,892	6,413	6,526	12,939
Treated	- tonnes /	- tons	- 000	481	458	939	530	505	1,035
Yield	- g/t /	- oz/t		4.37	5.03	4.69	0.128	0.147	0.137
Gold produced	- kg /	- oz 000		2,104	2,302	4,406	68	74	142
Gold sold	- kg /	- oz 000		2,578	1,768	4,346	83	57	140
Revenue	- R/kg /	- $/oz	- sold	69,179	81,508	76,211	267	324	298
Total cash costs	- R/kg /	- $/oz	- produced	38,221	33,158	35,576	148	132	140
PRODUCTIVITY									
per employee	- g /	- oz	- target	2,214	2,551	2,382	71.17	82.03	76.60
			- actual	2,057	2,222	2,140	66.13	71.44	68.80
FINANCIAL RESULTS (MILLION)									
Gold sales				178.4	152.8	331.2	22.2	19.5	41.7
Cost of sales				120.6	92.8	213.4	15.0	12.0	27.0
Cash operating costs				53.4	56.9	110.3	6.6	7.3	13.9
Other cash costs				27.0	19.5	46.5	3.4	2.5	5.9
Total cash costs				80.4	76.4	156.8	10.0	9.8	19.8
Rehabilitation and other non-cash costs				1.4	1.4	2.8	0.2	0.2	0.4
Production costs				81.8	77.8	159.6	10.2	10.0	20.2
Amortisation of mining assets				27.2	25.6	52.8	3.4	3.3	6.7
Inventory change				11.6	(10.6)	1.0	1.4	(1.3)	0.1
Operating profit				57.8	60.0	117.8	7.2	7.5	14.7
Capital expenditure				79.9	110.7	190.6	9.9	14.2	24.1

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
BODDINGTON - Attributable 33.33%					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Volume mined	- bcm	/	- bcy	- 000	-	-	-	-	-	-
Treated	- tonnes	/	- tons	- 000	696	723	1,419	767	797	1,564
Yield	- g/t	/	- oz/t		0.88	0.83	0.86	0.026	0.024	0.025
Gold produced	- kg	/	- oz 000		615	600	1,215	20	19	39
Gold sold	- kg	/	- oz 000		669	509	1,178	22	16	38
Revenue	- R/kg	/	- $/oz	- sold	69,027	77,586	74,869	267	309	293
Total cash costs	- R/kg	/	- $/oz	- produced	55,385	51,879	53,655	215	206	210
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,838	1,818	1,828	59.10	58.46	58.78
				- actual	1,694	1,694	1,694	54.48	54.45	54.47
FINANCIAL RESULTS (MILLION)										
Gold sales					46.2	42.0	88.2	5.7	5.4	11.1
Cost of sales					41.4	35.5	76.9	5.3	4.5	9.8
Cash operating costs					33.0	30.1	63.1	4.2	3.8	8.0
Other cash costs					1.0	1.0	2.0	0.2	0.1	0.3
Total cash costs					34.0	31.1	65.1	4.4	3.9	8.3
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					34.0	31.1	65.1	4.4	3.9	8.3
Amortisation of mining assets					6.1	5.2	11.3	0.7	0.7	1.4
Inventory change					1.3	(0.8)	0.5	0.2	(0.1)	0.1
Operating profit					4.8	6.5	11.3	0.4	0.9	1.3
Capital expenditure					2.1	1.5	3.6	0.3	0.2	0.5

AUSTRALIAN REGION

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
TANAMI - Attributable 40%					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Volume mined	- bcm	/	- bcy	- 000	299	436	735	391	570	961
Treated	- tonnes	/	- tons	- 000	88	129	217	96	143	239
Yield	- g/t	/	- oz/t		2.37	1.89	2.08	0.069	0.055	0.061
Gold produced	- kg	/	- oz 000		208	244	452	7	8	15
Gold sold	- kg	/	- oz 000		250	196	446	8	6	14
Revenue	- R/kg	/	- $/oz	- sold	68,834	78,385	75,222	266	312	295
Total cash costs	- R/kg	/	- $/oz	- produced	49,741	106,707	80,463	193	423	317
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,541	1,336	1,439	49.55	42.95	46.25
				- actual	1,400	935	1,104	45.00	30.06	35.49
FINANCIAL RESULTS (MILLION)										
Gold sales					17.2	16.4	33.6	2.1	2.1	4.2
Cost of sales					9.6	28.0	37.6	1.1	3.6	4.7
Cash operating costs					10.1	25.5	35.6	1.2	3.3	4.5
Other cash costs					0.3	0.5	0.8	-	0.1	0.1
Total cash costs					10.4	26.0	36.4	1.2	3.4	4.6
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					10.4	26.0	36.4	1.2	3.4	4.6
Amortisation of mining assets					1.6	1.8	3.4	0.2	0.2	0.4
Inventory change					(2.4)	0.2	(2.2)	(0.3)	-	(0.3)
Operating profit					7.6	(11.6)	(4.0)	1.0	(1.5)	(0.5)
Capital expenditure					0.2	1.7	1.9	-	0.2	0.2

					Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
UNION REEFS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Volume mined	- bcm	/	- bcy	- 000	1,115	1,005	2,120	1,457	1,315	2,772
Treated	- tonnes	/	- tons	- 000	618	704	1,322	682	776	1,458
Yield	- g/t	/	- oz/t		1.18	1.39	1.29	0.034	0.040	0.038
Gold produced	- kg	/	- oz 000		730	975	1,705	23	31	54
Gold sold	- kg	/	- oz 000		927	754	1,681	30	24	54
Revenue	- R/kg	/	- $/oz	- sold	69,201	77,906	75,332	267	310	295
Cash costs	- R/kg	/	- $/oz	- produced	69,558	48,534	57,532	269	193	226
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,592	2,308	2,450	83.33	74.21	78.77
				- actual	1,299	1,685	1,495	41.76	54.17	48.06
FINANCIAL RESULTS (MILLION)										
Gold sales					64.1	62.5	126.6	8.0	8.0	16.0
Cost of sales					73.6	60.4	134.0	8.9	7.9	16.8
Cash operating costs					49.0	52.2	101.2	6.1	6.7	12.8
Other cash costs					1.7	(4.8)	(3.1)	0.2	(0.6)	(0.4)
Total cash costs					50.7	47.4	98.1	6.3	6.1	12.4
Rehabilitation costs					0.7	2.0	2.7	-	0.3	0.3
Production costs					51.4	49.4	100.8	6.3	6.4	12.7
Amortisation of mining assets					5.4	7.5	12.9	0.6	1.0	1.6
Inventory change					16.8	3.5	20.3	2.0	0.5	2.5
Operating profit					(9.5)	2.1	(7.4)	(0.9)	0.1	(0.8)
Capital expenditure					-	1.0	1.0	-	0.1	0.1

AUSTRALIAN REGION

	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001	Quarter ended June 2001	Quarter ended March 2001	Six months ended June 2001
BROCKS CREEK	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
GOLD						
Volume mined - bcm / - bcy - 000	-	-	-	-	-	-
Treated - tonnes / - tons - 000	-	-	-	-	-	-
Yield - g/t / - oz/t	-	-	-	-	-	-
Gold produced - kg / - oz 000	-	-	-	-	-	-
Gold sold - kg / - oz 000	-	-	-	-	-	-
Revenue - R/kg / - $/oz - sold	-	-	-	-	-	-
Cash costs - R/kg / - $/oz - produced	-	-	-	-	-	-
PRODUCTIVITY						
per employee - g / - oz - target	-	-	-	-	-	-
- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)						
Gold sales	-	-	-	-	-	-
Cost of sales	(0.1)	0.2	0.1	-	-	-
Cash operating costs	(0.1)	0.2	0.1	-	-	-
Other cash costs	-	-	-	-	-	-
Total cash costs	(0.1)	0.2	0.1	-	-	-
Rehabilitation costs	-	-	-	-	-	-
Production costs	(0.1)	0.2	0.1	-	-	-
Amortisation of mining assets	-	-	-	-	-	-
Inventory change	-	-	-	-	-	-
Operating profit	0.1	(0.2)	(0.1)	-	-	-
Capital expenditure	-	0.2	0.2	-	-	-

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation	Other compre- hensive income	Retained earnings	Total
	SA Rand million					
Balance at 31 December 2000	7,951.2	150.2	323.9	-	2,578.5	11,003.8
Effect of change in treatment of IAS 39				488.0	(197.1)	290.9
Net profit					845.9	845.9
Dividends paid					(695.6)	(695.6)
Ordinary shares issued	31.6					31.6
Transfer to non-distributable reserves		(1.7)			1.7	-
Translation adjustment			89.0		-	89.0
Balance at 30 June 2001	7,982.8	148.5	412.9	488.0	2,533.4	11,565.6
	US Dollar million					
Balance at 31 December 2000	1,049.6	19.8	42.9	-	340.4	1,452.7
Effect of change in treatment of IAS 39				60.7	(26.0)	34.7
Net profit					105.8	105.8
Dividends paid					(91.8)	(91.8)
Ordinary shares issued	4.0					4.0
Transfer to non-distributable reserves		(0.2)			0.2	-
Translation adjustment	(61.3)	(1.1)	8.4		(13.7)	(67.7)
Balance at 30 June 2001	992.3	18.5	51.3	60.7	314.9	1,437.7

DIRECTORATE AND ADMINISTRATION

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive Officer)
J G Best
K H Williams

Non-Executive
R P Edey*   (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea*
W A Nairn   (Alternate: A H Calver*)
T J Motlatsi
N F Oppenheimer
J Ogilvie Thompson
A J Trahar

* British
# American

OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108

Australia
Level 13 & 14
St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050

AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

CONTACTS

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6107
E-mail: pbaldwin@anglogold.com

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

67, rue du Rhone
4th Floor
1207 Geneva
Switzerland

Alex Buck
Telephone: +44 20 7664 8712/3
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

4th Floor, The Linen Hall
162-168 Regent Street
London W1B 5TE
England

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

Level 13 & 14
44 St Georges Terrace
Perth
Western Australia 6000
(PO Box Z5046, Perth WA6831)
Australia

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

***Global Buy*DIRECT**SM

The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECTSM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

PRINTED BY INCE (PTY) LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                            Name: C R Bull
                                                            Title: Company Secretary